SCHEDULE 14A

Proxy Statement Pursuant to Section 14(a)

of the Securities Exchange Act of 1934

Filed by the Registrant ☐

Filed by a Party other than the Registrant ☑

Check the appropriate box:

☑	Preliminary Proxy Statement
☐	Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))
☐	Definitive Proxy Statement
☐	Definitive Additional Materials
☐	Soliciting Material Under Rule 14a-12

Exelixis, Inc.

(Name of Registrant as Specified In Its Charter)

Farallon Capital Partners, L.P.

Farallon Capital Institutional Partners, L.P.

Farallon Capital Institutional Partners II, L.P.

Farallon Capital Institutional Partners III, L.P.

Four Crossings Institutional Partners V, L.P.

Farallon Capital Offshore Investors II, L.P.

Farallon Capital (AM) Investors, L.P.

Farallon Capital F5 Master I, L.P.

Farallon Healthcare Partners Master, L.P.

Farallon Capital Management, L.L.C.

Farallon Partners, L.L.C.

Farallon Institutional (GP) V, L.L.C.

Farallon F5 (GP), L.L.C.

Farallon Healthcare Partners (GP), L.L.C.

Joshua J. Dapice

Philip D. Dreyfuss

Hannah E. Dunn

Michael B. Fisch

Richard B. Fried

Varun N. Gehani

Nicolas Giauque

David T. Kim

Michael G. Linn

Rajiv A. Patel

Thomas G. Roberts, Jr.

Edric C. Saito

William Seybold

Daniel S. Short

Andrew J. M. Spokes

John R. Warren

Mark C. Wehrly

Richard Bollini

Colby Clark

Cameron Hillyer

David A. Posner

Matthew Trentini

Tomas J. Heyman

David E. Johnson

Robert “Bob” Oliver, Jr.

Caligan Partners LP

Caligan Partners Master Fund LP

(Name of Person(s) Filing Proxy Statement, if other than the Registrant)

Payment of Filing Fee (Check all boxes that apply):

☑	No fee required.
☐	Fee paid previously with preliminary materials.
☐	Fee computed on table in exhibit required by Item 25(b) per Exchange Act Rules 14a6(i)(1) and 0-11.

PRELIMINARY COPY SUBJECT TO COMPLETION - DATED APRIL 21, 2023

Exelixis, Inc.

1851 Harbor Bay Parkway

Alameda, CA 94502

__________________________

PROXY STATEMENT

OF

FARALLON CAPITAL PARTNERS, L.P.

________________________

PLEASE SIGN, DATE AND MAIL THE ENCLOSED WHITE PROXY CARD TODAY

This proxy statement (this “Proxy Statement”) and the enclosed WHITE proxy card are being furnished by Farallon Capital Partners, L.P. and certain of its affiliates (as identified in Annex I, “Farallon”, “we” or “us”), Caligan Partners LP and certain of its affiliates (as identified in Annex I, “Caligan”), and the three Farallon Nominees (defined below) named in Proposal 1 below in connection with the solicitation of proxies (the “Proxy Solicitation”) from the shareholders of Exelixis, Inc., a Delaware corporation (the “Company” or “Exelixis”), to elect our highly qualified Farallon Nominees to the Board of Directors of the Company (the “Board”).

The Company has not yet publicly disclosed the date, time and location of the 2023 annual meeting of shareholders (the “Annual Meeting”). Once the Company publicly discloses such date, time and location, the Participants (as defined below) intend to supplement this Proxy Statement with such information and file revised definitive materials with the Securities and Exchange Commission (the “SEC”). This Proxy Statement and the enclosed WHITE proxy card are first being furnished to the Company’s shareholders on or about [●], 2023.

We believe that the Farallon Nominees will bring fresh and objective perspectives to the Board and add significant capital allocation, research and development, biotechnology, business development, and commercial expertise as directors of the Company. We further believe that new perspectives from these experienced Farallon Nominees will help the Company to deliver greater value to shareholders and drive future success for the Company’s business. We are therefore seeking your support and soliciting your proxies with respect to the following (each, a “Proposal” and, collectively, the “Proposals”):

Proposal		Our Recommendation

1.	To elect Farallon’s slate of three nominees — Tomas J. Heyman, David E. Johnson and Robert “Bob” Oliver, Jr. (each, a “Farallon Nominee” and collectively, the “Farallon Nominees” and together with Farallon and Caligan, the “Participants”) — to serve as directors of the Company and hold office until the Company’s 2024 annual meeting of shareholders and until their respective successors are duly elected and qualified.	FOR each of the Farallon Nominees

2.	To ratify the selection by the Audit Committee of the Board of Ernst & Young LLP as the Company’s independent registered public accounting firm for the fiscal year ending December 29, 2023.	FOR

3.	To indicate, on an advisory basis, the compensation of the Company’s named executive officers.	AGAINST

4.	To indicate, on an advisory basis, the preferred frequency of shareholder advisory votes on the compensation of the Company’s named executive officers.	ONE YEAR

5.	To conduct any other business properly brought before the Annual Meeting.

Except as set forth in this Proxy Statement, we are not aware of any other matter to be considered at the Annual Meeting. However, if we learn of any other proposals made at a reasonable time before the Annual Meeting, we will either supplement this Proxy Statement and provide shareholders with an opportunity to vote by proxy directly on such matters or will not exercise discretionary authority with respect thereto. If other proposals are made thereafter, the persons named as proxies on the WHITE proxy card solicited by Farallon will vote such proxies in their discretion with respect to such matters, subject to applicable law.

The Company has not yet disclosed the record date for determining shareholders entitled to notice of and to vote at the Annual Meeting (the “Record Date”) nor has the Company disclosed the number of outstanding shares of capital stock of the Company entitled to vote at the Annual Meeting as of the Record Date.

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Once the Company publicly discloses such Record Date and the number of shares of capital stock of the Company outstanding as of the Record Date, Farallon intends to supplement this Proxy Statement with such information and file revised definitive materials with the SEC. Shareholders of record at the close of business on the Record Date will be entitled to vote at the Annual Meeting. According to the Company’s Annual Report on Form 10-K, filed on February 7, 2023 (the “Company’s Form 10-K”), as of January 30, 2023, there were 324,087,337 shares of common stock, par value $0.001 per share (the “Common Stock”), outstanding. Each share of Common Stock has one vote.

As of the date of this Proxy Statement, the Participants beneficially own 24,316,000 shares of Common Stock in the aggregate, representing 7.50% of the outstanding shares of Common Stock of the Company (based on information disclosed in the Company’s Form 10-K regarding the number of outstanding shares of Common Stock), as further described in Annex I.

According to the Company’s Proxy Statement, there will be eleven directors elected at the Annual Meeting. Through this Proxy Statement and enclosed WHITE proxy card, we are soliciting proxies to elect the Farallon Nominees named herein to serve as directors, who, if elected, would only constitute a minority of the Board. There is no assurance that any of the Company’s remaining incumbent directors will continue to serve as directors if any or all of the Farallon Nominees are elected. Even if all of the Farallon Nominees are elected, because the Farallon Nominees would only represent a minority of the members of the Board, there can be no assurance that they would be able to implement the actions that they believe are necessary to enhance shareholder value without the support of the other members of the Board.

Farallon and the Company will each be using a universal proxy card for voting on the election of directors at the Annual Meeting, which will include the names of all nominees for election to the Board. Shareholders will have the ability to vote for up to eleven nominees on Farallon’s enclosed WHITE proxy card. There is no need to use the Company’s gold proxy card or voting instruction form, regardless of how you wish to vote.

Shareholders are permitted to vote for any combination (up to eleven total) of the Farallon Nominees and the Company’s nominees on the WHITE proxy card. We oppose the election of Lance Willsey (the “Opposed Company Nominee” or “Mr. Willsey”) to the Board for reasons that are described in this Proxy Statement, and so recommend that shareholders “WITHHOLD” on the Opposed Company Nominee. The Company’s other eight nominees — Maria C. Freire, Alan M. Garber, Michael M. Morrissey, Stelios Papadopoulos, George Poste, Julie Anne Smith, Jacqueline Wright and Jack L. Wyszomierski — are referred to hereafter as the “Unopposed Company Nominees.” We make no recommendation on the Unopposed Company Nominees.

We urge you to use Farallon’s enclosed WHITE proxy card to vote by the Internet by following the instructions on Farallon’s WHITE proxy card. Your vote is important, and we are encouraging shareholders to submit their proxies electronically, if possible. Alternatively, if you do not have access to the Internet, please sign, date and return Farallon’s WHITE proxy card in the postage-paid envelope provided. Please vote “FOR” each of the Farallon Nominees for election to the Board and to “WITHHOLD” on the Opposed Company Nominee with respect to Proposal 1, “FOR” Proposal 2, “AGAINST” Proposal 3 and “ONE YEAR” on Proposal 4.

The Participants represent that (i) they intend to, or are part of a group which intends to, deliver a proxy statement and form of proxy to holders of at least the percentage of the Company’s outstanding capital stock required to elect the Farallon Nominees at the 2023 Annual Meeting, and (ii) they intend to, or are part of a group which intends to, solicit the holders of shares representing at least 67% of the voting power of shares entitled to vote on the election of directors in support of the Farallon Nominees.

 WE URGE YOU TO ACT TODAY TO VOTE FOR THE FARALLON NOMINEES.

We urge you to sign, date and return the WHITE proxy card and to vote “FOR” each of the Farallon Nominees and to “WITHHOLD” on the Opposed Company Nominee with respect to Proposal 1.

This Proxy Solicitation is being made by the Participants and not on behalf of the Board or management of the Company or any other third party. We are not aware of any other matters to be brought before the Annual Meeting other than as described herein. Should other matters be brought before the Annual Meeting, the persons named as proxies in the enclosed WHITE proxy card will vote on such matters in their discretion, subject to applicable law.

If you have already voted using the Company’s gold proxy card, you have every right to change your vote by completing, signing, dating, and mailing the enclosed WHITE proxy card in the enclosed pre-paid envelope or by voting via Internet by following the instructions on the WHITE proxy card. Only the latest validly executed proxy that you submit will be counted; any proxy may be revoked at any time prior to its exercise at the Annual Meeting by following the instructions under “Can I change my vote or revoke my proxy?” in the Questions and Answers section of this Proxy Statement.

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For instructions on how to vote and other information about the proxy materials, see the Questions and Answers section of this Proxy Statement.

We urge you to promptly sign, date and return your WHITE proxy card.

If you have any questions or require any assistance with voting your shares, please contact our proxy solicitor, MacKenzie Partners, Inc. (“MacKenzie Partners”), toll free at 1-800-322-2885 or by email at proxy@mackenziepartners.com.

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BACKGROUND OF THIS PROXY SOLICITATION

Reasons for this Solicitation

As of the date of this Proxy Statement, Farallon beneficially owns an aggregate of 23,466,000 shares of Common Stock, making Farallon the Company’s largest active shareholder. Farallon has been continuously invested in the Company since 2018 and continues to believe that the cabozantinib franchise and related intellectual property are durable, and the opportunity to commercialize zanzalintinib is underestimated by investors.

From our perspective, however, the Company has been a disappointment to investors:

•	The Company’s total shareholder returns over recent and long-term time periods have lagged far behind those of its peers; total shareholder returns since the Company’s IPO nearly 23 years ago have been less than 1% per year.

Source: FactSet. Data as of March 7, 2023.

•	We believe that the Company’s capital allocation strategy is unfocused and inefficient.
o	In recent years, research and development (“R&D”) expenses have risen significantly, at a time when the cost of capital is increasing and biotech companies of all sizes are prioritizing spending control and making hard choices regarding compounds to advance and trials to conduct. Against this backdrop, the Company stands out, in our opinion, as having neither a coherent R&D strategy nor a disciplined approach.

o	In 2023, the Company plans to spend more money than ever on R&D – more than $1 billion[1] - with much of it going to discovery and pre-clinical projects across a range of modalities and targets, many in scientific and clinical areas in which we believe the Company lacks differentiation and a competitive advantage.

_________________

1. Exelixis Press Release, “Exelixis Announces Preliminary Fourth Quarter and Full Year 2022 Financial Results, Provides 2023 Financial Guidance , and Outlines Key Priorities and Milestones for 2023,” January 8, 2023.

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Source: FactSet and Company filings. Data as of March 3, 2023.

o	Despite having a first-line treatment for renal cancer that generates more than $2 billion per year, the Company has not returned any capital to shareholders in at least ten years.[2]

o	This spending is particularly worrisome to us in the light of recent clinical trial failures. Cabozantinib expansion programs in meaningful markets beyond renal cell carcinoma have failed, and early-stage programs have not yet advanced.

o	It is our view that this undisciplined spending on R&D is not good for patients or investors. We believe zanzalintinib and other antibody-drug conjugates (“ADCs”) in the Exelixis pipeline can extend thousands of lives and become great commercial successes. But we fear the Company is overextended and lacks expertise across its many different trials, mechanisms of action and indications.

•	The Board is stale in our opinion and lacks alignment with shareholders.
o	The average tenure of the directors currently on the Board is 16 years, according to FactSet, and Board leadership positions are concentrated among the longest-tenured directors. Seven of the current directors (out of eleven) have served on the Board for more than 15 years, and three have served for more than 20 years.

____________________

2. Source: FactSet.

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▪	We believe an average tenure this long is inconsistent with governance best practices and is incompatible with what we view as the Company’s current needs – namely fresh perspectives from directors that have commercial and financial expertise.
o	Insider sales by directors and executives over the last eight years reflect in our view a lack of optimism and lack of alignment with shareholders. Both the Board and management have divested a significant amount of their holdings, and most of the directors no longer have a substantial financial investment in the Company.[3] This has occurred while shareholder returns have been minimal.

Farallon’s Views and the Path Forward

We believe that the Company could be worth significantly more than its current stock price. We also believe that the status quo is untenable and that urgent changes – including the development of a comprehensive capital allocation strategy, a scaled back and refocused R&D strategy, and a refreshing of the Board – are needed. In our opinion, the three Farallon Nominees would bring to the Board fresh perspectives and decades of experience that would help to drive long-term shareholder value.

More specifically, we would encourage the following steps to rationalize R&D spend:

•	Outline a clear R&D strategy that defines the areas in which the Company intends to invest, compete, and succeed.

•	Run Phase 2 trials to de-risk late-stage development and improve the Company’s expensive Phase 3 trial success rate.

•	Focus the zanzalintinib Phase 3 trials in indications with limited standard of care and known cabozantinib activity, such as the recently announced Phase 3 study of zanzalintinib in non-clear cell renal cell carcinoma.

•	Invest in attractive, niche ADCs in which the data and competitive environment are favorable.

•	De-prioritize investments in immuno-oncology projects.

____________________

3 Source: FactSet.

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Background to this Solicitation

On February 16, 2023, Farallon sent a letter to the Board. In the letter, Farallon shared its view that, despite the strength of the Company’s opportunity to create value for all of Exelixis’s shareholders, the Company has suffered from long-term underperformance as a result of the lack of focus in its R&D pipeline and inefficient capital allocation practices.

On March 8, 2023, representatives of Farallon and Exelixis held a meeting to discuss the Company, its business, including its R&D processes and capital allocation practices, and the composition of the Board.

On March 9, 2023, Farallon sent a letter to Stelios Papadopoulos, Michael Morrissey, and Lance Willsey to reiterate certain of the perspectives that Farallon shared during the March 8 meeting. In the letter, Farallon shared its belief that the Board should (i) form a committee to focus on strategy and capital allocation, with the goal of proposing how to rationalize and focus R&D spend and return capital to shareholders via share repurchases (the “Strategy and Capital Allocation Committee”), (ii) appoint four new, independent members of the Board—including Messrs. Heyman, Johnson, and Oliver—in place of four existing directors, and designate such new Board members to serve on the Strategy and Capital Allocation Committee, (iii) improve investor communications with respect to R&D spending and capital allocation, and (iv) establish a one-year moratorium on open market equity sales by insiders (the “March 9 Letter”).

On March 17, 2023, representatives of Farallon and Exelixis held a video conference to discuss the March 9 Letter. During the meeting, Mr. Papadopoulos invited Farallon to enter into a confidentiality agreement with the Company to facilitate discussion with respect to commercial and R&D matters (the “Confidentiality Agreement”). Mr. Papadopoulos expressed the view that Farallon would be less critical of the Company’s R&D program if Farallon had confidential information. The representatives of Farallon communicated that they were open to entering into the Confidentiality Agreement so Farallon could better understand the Company’s R&D processes and capital allocation rationale.

Beginning on March 18, 2023 and during the week of March 20, members of the Board met with Messrs. Heyman, Johnson, and Oliver. Mr. Papadopoulos met with Messrs. Heyman, Johnson, and Oliver between March 18 and March 19, in addition to another candidate recommended by Farallon for election to the Board, who reported to Farallon, after the meeting with Mr. Papadopoulos, that he was no longer willing to stand for election to the Board due to what he perceived to be an undesirable boardroom culture. All of the candidates reported that Mr. Papadopoulos spoke for the majority of the time during those conversations, predominantly about why the Board and Company did not need any change, and asked few questions of the candidates.

On March 20, 2023, the Company announced that the Board authorized a $550 million share repurchase program.

Later that day, representatives of Farallon and Exelixis held a video conference to discuss the composition of the Board, including Farallon’s proposed candidates for appointment as directors of the Company. During the meeting, Mr. Papadopoulos invited Dr. Thomas Roberts Jr. of Farallon to serve as a member of the Board and again invited Farallon to enter into the Confidentiality Agreement. The representatives of Farallon reiterated their willingness to enter into the Confidentiality Agreement and their belief that it was critical that the Board refresh its membership. Also during the meeting, Mr. Papadopoulos communicated that the Board typically refreshes its composition on a yearly basis and that, if Farallon was still engaged with the Company prior to its 2024 annual meeting of shareholders (the “2024 Annual Meeting”), the Board would consider undertaking additional refreshment in 2024 (the “Additional Refreshment”).

Also on March 20, 2023, Farallon filed its initial Schedule 13D with respect to the Company, reporting beneficial ownership of 7.2% of the Company’s outstanding shares of Common Stock and that it may be deemed to have formed a “group” with Mr. Johnson and Caligan Partners LP (“Caligan”), within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act’), and Rule 13d-5(b)(1) thereunder (the “Farallon Schedule 13D”). Caligan, on the same day, filed its initial Schedule 13D with respect to the Company, reporting beneficial ownership of 0.26% of the Company’s outstanding shares of Common Stock and that it may be deemed to have formed a “group” with Farallon, within the meaning of Section 13(d)(3) of the Exchange Act and Rule 13d-5(b)(1) thereunder (the “Caligan Schedule 13D”).

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On March 23, 2023, Farallon submitted to the Company notice of its intent to nominate Messrs. Heyman, Johnson, and Oliver for election to the Board at the Annual Meeting (the “Nomination Notice”).

On March 24, 2023, representatives of Farallon and Exelixis held a video conference to discuss the Company, its business, including its R&D processes and capital allocation practices, and the terms of a potential cooperation agreement between the parties (the “Cooperation Agreement”). During the meeting, Mr. Papadopoulos again invited Dr. Roberts to serve as a member of the Board and invited Farallon to enter into the Confidentiality Agreement.

Later that day, Dr. Roberts and Mr. Papadopoulos held a telephone call to discuss the terms of the Cooperation Agreement and the Confidentiality Agreement.

On March 25, 2023, Dr. Roberts and Mr. Papadopoulos held a telephone call to discuss the terms of the Cooperation Agreement and the Confidentiality Agreement.

Later that day, Dr. Roberts provided Mr. Papadopoulos with a term sheet outlining certain terms of the Cooperation Agreement and the Confidentiality Agreement (the “Term Sheet”). The Term Sheet contemplated, among other things, that (i) the Board would increase its size by two members and appoint Messrs. Heyman and Oliver, (ii) two incumbent directors would not stand for reelection at the Annual Meeting and the Board would be comprised of 11 directors, (iii) the Board would form the Strategy and Capital Allocation Committee and appoint Messrs. Heyman and Oliver as members of such committee, (iv) the Board would undertake the Additional Refreshment by having two incumbent directors not stand for reelection at the 2024 Annual Meeting, (v) Farallon would agree to customary standstill and voting commitments for approximately one year, (vi) the Company would consider hosting an R&D and strategy day for investors prior to 2024 and invite representatives of Farallon to present to the Board on Farallon’s perspectives regarding the Company’s capital allocation priorities and practices (the “Investor Engagement Matters”), and (vii) the parties would enter into the Confidentiality Agreement.

On March 26, 2023, Mr. Papadopoulos sent an email to Dr. Roberts, representatives of Paul, Weiss, Rifkind, Wharton & Garrison LLP (“Paul Weiss”), counsel to Exelixis, and representatives of Schulte Roth & Zabel LLP (“SRZ”), counsel to Farallon, suggesting that Paul Weiss and SRZ begin preparing the documentation necessary for a mutually agreeable resolution to be reached.

Later that day, representatives of Paul Weiss and SRZ held a video conference to discuss the Term Sheet. During the call, the parties agreed that, while the Term Sheet was not final or agreed, they would move to drafting and negotiating the Cooperation Agreement and the Confidentiality Agreement in the interest of time. After the video conference, representatives of Paul Weiss sent representatives of SRZ a revised Term Sheet. In the revised Term Sheet, the Company, among other things, deleted the Additional Refreshment, declined to include the Investor Engagement Matters in the Cooperation Agreement, and proposed that the parties enter into the Confidentiality Agreement.

On March 27, 2023, Paul Weiss sent SRZ drafts of the Cooperation Agreement and the Confidentiality Agreement. The Cooperation Agreement contemplated, among other things, that (i) the Board would increase its size by two and appoint Messrs. Heyman and Oliver, (ii) two incumbent directors would not stand for reelection at the Annual Meeting, (iii) the Board would form a “finance committee” to assist the Board in its review of the Company’s capital allocation practices and appoint Messrs. Heyman and Oliver as members of such committee, (iv) Farallon would agree to standstill and voting commitments for approximately one year, and (v) the parties would enter into the Confidentiality Agreement. The Cooperation Agreement did not contemplate the Additional Refreshment or the Investor Engagement Matters.

The initial draft of the Confidentiality Agreement, as prepared by Exelixis, contemplated that, for a period of five months, the Company would provide Farallon with certain information, data, and studies, including with respect to the Company’s capital allocation policies and practices, reasonably requested by Farallon and subject to the approval of the Company. Exelixis agreed to cleanse Farallon of any material non-public information provided to Farallon as a result of the Confidentiality Agreement by January 1, 2024 (the “Cleansing Date”), but provided that the Company would not be required to disclose any such information to Farallon to the extent that Exelixis did not believe that it would be public prior to the Cleansing Date. The initial draft of the Confidentiality Agreement also proposed that Farallon would be required to keep the information provided to it under such agreement confidential for a period of five years (the “Confidentiality Period”).

Also on March 27, 2023, Farallon filed an amendment to the Farallon Schedule 13D, reporting that it had submitted the Nomination Notice. Caligan filed an amendment to the Caligan Schedule 13D, reporting that Mr. Johnson had entered into an agreement with Farallon pursuant to which, among other things, he would be nominated for election to the Board at the Annual Meeting.

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On March 28, 2023, representatives of SRZ distributed revised drafts of the Cooperation Agreement and the Confidentiality Agreement to Paul Weiss. The draft Cooperation Agreement proposed, among other things, that (i) the Board would form the Strategy and Capital Allocation Committee to support the Board’s review of the Company’s strategy and capital allocation practices, (ii) the Board would undertake the Additional Refreshment by having two incumbent directors not stand for reelection at the 2024 Annual Meeting, (iii) one new director would be appointed to the Nominating and Corporate Governance Committee of the Board (the “NomGov Committee”) and both new directors would be appointed to the Research & Development Committee of the Board (the “R&D Committee”), and (iv) Paul Weiss would send an email, on behalf of the Company, to SRZ confirming the Investor Engagement Matters. The draft Confidentiality Agreement provided, among other things, that the Company would share certain information with Farallon concerning its R&D policies and practices, strategy, and capital allocation policies and practices, and that the Confidentiality Period would last for a period of 12 months.

On March 30, 2023, representatives of Paul Weiss distributed revised drafts of the Cooperation Agreement and the Confidentiality Agreement to SRZ. The draft Cooperation Agreement provided, among other things, that (i) the Board would form a “finance committee” to assist the Board in its review of the Company’s capital allocation practices, (ii) one new director would join the NomGov Committee, and (iii) that, with respect to any confidential information sought under the Confidentiality Agreement, Farallon could only make such requests to Mr. Morrissey (the “Limited Request Concept”). The Company’s draft of the Cooperation Agreement deleted the Additional Refreshment. The draft Confidentiality Agreement reflected the Limited Request Concept and proposed that the Confidentiality Period would last for a period of five years (the “March 30 Confidentiality Agreement”).

Later that day, representatives of Farallon and Exelixis held a telephone call to discuss the terms of the Confidentiality Agreement during which, among other things, Farallon expressed that it was willing to accept information rights entitling it to receive the same information the Board receives.

Following the telephone call between representatives of Farallon and Exelixis, representatives of SRZ distributed revised drafts of the Cooperation Agreement and the Confidentiality Agreement to Paul Weiss. The draft Cooperation Agreement contemplated, among other things, that the Board would create a “Capital Allocation Committee” to support the Board’s review of the Company’s capital allocation practices and that Mr. Heyman would join the R&D Committee. The draft Confidentiality Agreement provided, among other things, that (i) the confidential information provided to Farallon pursuant thereto would include relevant materials provided to the Board and/or R&D Committee prior to the date of the Confidentiality Agreement and material provided to the Board and/or the R&D Committee after the date of the Confidentiality Agreement and prior to October 1, 2023, (ii) the Limited Request Concept would include any of Mr. Morrissey (as originally contemplated by the Company in the March 30 Confidentiality Agreement) or five other employees of Exelixis, with such employees to be identified and selected by the Company and for any one of such individuals (i.e., not all such individuals) to meet upon the reasonable request of Farallon and only if at least two business days’ notice was provided by Farallon, and (iii) the Confidentiality Period would last for a period of two years.

On April 3, 2023, representatives of SRZ and Paul Weiss held a video conference to discuss the Cooperation Agreement and the Confidentiality Agreement. During the conversation, the representatives of Paul Weiss conveyed that Exelixis was unwilling to enter into the Confidentiality Agreement that was offered by Mr. Papadopoulos. Accordingly, Farallon understood that the Company was no longer willing to provide confidential information of any nature to Farallon.

Later that day, representatives of Paul Weiss distributed a revised draft of the Cooperation Agreement to representatives of SRZ. The Company did not provide a draft of the Confidentiality Agreement, consistent with the position taken by representatives of Paul Weiss earlier on April 3.

On April 4, 2023, Dr. Roberts left a voicemail for Mr. Papadopoulos and followed up by email. Dr. Roberts communicated that Farallon was surprised that Exelixis declined to enter into the Confidentiality Agreement that Mr. Papadopoulos had first offered on March 17 and that the parties had been exchanging drafts of since March 27. Dr. Roberts noted that Farallon was willing to sign the March 30 Confidentiality Agreement. In addition, Dr. Roberts expressed Farallon’s disappointment that the Company was reneging on its agreement, particularly in light of Farallon’s previously stated preference to work with Exelixis on a constructive basis.

On April 6, 2023, Farallon filed its preliminary proxy statement to be used in connection with the Annual Meeting.

On April 7, 2023, representatives of SRZ and Paul Weiss held telephone calls to discuss the terms of the Cooperation Agreement and the Confidentiality Agreement. The representatives of Paul Weiss indicated that the Company would be willing to enter into the March 30 Confidentiality Agreement if Farallon would agree to enter into the Cooperation Agreement in substantially the form provided by Exelixis to Farallon on March 30, 2023, notwithstanding the fact that Exelixis had subsequently distributed to Farallon another draft of the Cooperation Agreement and had made numerous changes to the version that the Company prepared on March 30. In response, the representatives of SRZ, on behalf of Farallon, communicated that the Company’s proposal to substantially return to the March 30 drafts of both the Cooperation Agreement and Confidentiality Agreement was unacceptable in light of Farallon’s belief that trust between the parties had been substantially eroded by the Company’s recent actions, but that Farallon remained willing to reach a reasonable resolution.

On April 13, 2023, the Company announced that the Board would recommend Messrs. Heyman and Oliver for election as independent directors of Exelixis at the Annual Meeting. The Company also announced that two current, long-tenured directors, Carl Feldbaum and Vincent Marchesi, would not stand for re-election at the Annual Meeting.

On April 21, 2023, Farallon filed a revised preliminary proxy statement to be used in connection with the Annual Meeting.

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PROPOSAL 1: ELECTION OF DIRECTORS

According to the Company’s Proxy Statement, eleven directors are to be elected to the Board at the Annual Meeting. We believe that the Farallon Nominees will bring fresh and objective perspectives to the Board and add significant capital allocation, research and development, biotechnology, business development, and commercial expertise as directors of the Company. We further believe that new perspectives from these experienced Farallon Nominees will help the Company to deliver greater value to shareholders and drive future success for the Company’s business.

Farallon is asking shareholders to “WITHHOLD” on the Opposed Company Nominee because Mr. Willsey serves as a member of the R&D Committee, which Farallon believes has overseen the Company’s undisciplined R&D strategy and impacted the Company’s unfocused capital allocation practices, including as a result of the Company’s rising R&D expenses. Mr. Willsey also serves on the Compensation Committee, which Farallon believes has overseen the Company’s compensation practices that, in our view, do not encourage capital discipline and do not reflect a pay-for-performance culture. In addition, Mr. Willsey has been a director of the Company for 26 years, having served as a member of the Board since 1997, during which period the Company has had a -6% annualized TSR relative to the Nasdaq Biotech Index (as further described in the Reasons for this Solicitation section of this Proxy Statement). We believe that the Opposed Company Nominee’s long tenure is inconsistent with governance best practices. Further, in our opinion, Mr. Johnson’s current role as the Managing Partner and co-Founder of Caligan Partners LP, an SEC-registered investment advisor, and prior position at the Carlyle Group, a global private equity, alternative asset management, and financial services firm, makes him better positioned than Mr. Willsey, who last worked for a company in the financial industry in 2002, to address operational challenges and improve capital allocation practices. For these reasons, we oppose the election of Mr. Willsey to the Board, and so recommend that shareholders “WITHHOLD” on the Opposed Company Nominee.

We believe that the best opportunity for the Farallon Nominees to be elected is by voting “FOR” the Farallon Nominees and to “WITHHOLD” on the Opposed Company Nominee on the WHITE proxy card. We therefore urge shareholders to vote “FOR” each of the three Farallon Nominees and to “WITHHOLD” on the Opposed Company Nominee. We make no recommendation with respect to the Unopposed Company Nominees.

Farallon intends to vote all of its shares of Common Stock “FOR” each of the Farallon Nominees, to “WITHHOLD” on the Opposed Company Nominee and to “WITHHOLD” on each of the Unopposed Company Nominees.

If we are successful in our Proxy Solicitation, the Board will be comprised of the three Farallon Nominees — Tomas J. Heyman, David E. Johnson and Robert “Bob” Oliver, Jr. — and the eight Unopposed Company Nominees. If elected, each of the Farallon Nominees and the Unopposed Company Nominees will serve one-year terms until the 2024 annual meeting of shareholders and until their successors have been duly elected and qualified. There is no assurance that any of the Company’s nominees will serve as a director if one or more of the Farallon Nominees are elected to the Board.

Even if all three of the Farallon Nominees are elected, because the Farallon Nominees would only represent a minority of the members of the Board, there can be no assurance that they would be able to implement the actions that they believe are necessary to enhance shareholder value without the support of the other members of the Board.

The age and other information related to the Farallon Nominees shown below are as of the date of the filing of this Proxy Statement.

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Farallon Nominees:

Tomas J. Heyman
Age; Address	67; c/o Farallon Capital Partners, L.P., One Maritime Plaza, Suite 2100, San Francisco, California 94111
Occupation

Consultant and Chief Executive Officer at Interlaken Therapeutics, Inc.

Operating Partner at Bioqube Ventures

Corporate Director and Consultant

Chairman of the board of directors of Venatorx Pharmaceuticals, Inc.

Former President of Johnson & Johnson’s Corporate Venture Capital Group

Experience

Tomas J. Heyman’s principal occupation is serving as a consultant and the interim Chief Executive Officer at Interlaken Therapeutics, Inc. Mr. Heyman has served as a consultant to Interlaken Therapeutics, Inc., a biotechnology company, and as its interim Chief Executive Officer, since 2021. Since 2020, Mr. Heyman has served as Operating Partner at Bioqube Ventures, a life sciences investment firm. Previously, Mr. Heyman served as the President of Johnson & Johnson’s Corporate Venture Capital Group, the venture capital arm of Johnson & Johnson (NYSE: JNJ), a pharmaceutical and consumer packaged goods company, from 2015 to 2019, and as the Global Head of Business Development for Johnson & Johnson’s Pharmaceutical Group from 1992 to 2015. In addition, Mr. Heyman served as Managing Director of Janssen Pharmaceutica, a pharmaceutical company and an affiliate of Johnson & Johnson, from 2008 to 2016. Mr. Heyman began his career as a member of the legal department of Janssen Pharmaceutica in 1982.

Mr. Heyman has served as Non-Executive Chairman of the board of directors of Venatorx Pharmaceuticals, Inc., a pharmaceutical company, since 2023. Since 2022, he has served on the board of directors of Legend Biotech Corporation (NASDAQ: LEGN), a biotechnology company, and Xilio Therapeutics, Inc. (NASDAQ: XLO), a biotechnology company, where he also serves as the Chair of the Corporate Governance and Nominating Committee and as a member of the Audit Committee. Mr. Heyman has served on the board of directors, as Chair of the Compensation Committee, and as a member of the Audit Committee of Invivyd, Inc. (NASDAQ: IVVD) (formerly Adagio Therapeutics), a biopharmaceutical company, since 2021. Since 2020, Mr. Heyman has served as a member of the board of directors and the Corporate Governance and Nominating Committee of OptiNose, Inc. (NASDAQ: OPTN), a specialty pharmaceutical company. In addition, since 2020, Mr. Heyman has served on the board of directors of Akero Therapeutics, Inc. (NASDAQ: AKRO), a biotechnology company, where he also serves as the Chair of the Corporate Governance and Nominating Committee and a member of the Audit Committee. Mr. Heyman has served on the board of directors of Interuniversitair Micro-Electronica Centrum VZW, a Belgian non-profit organization specializing in micro- and nano-electronic research, since 2012.

Previously, Mr. Heyman served as a member of the Supervisory Board of Crucell NV (formerly NASDAQ: CRXL), a biotechnology company.

In addition to his private and public company experience, since 2018, Mr. Heyman has served on the board of directors of the International Biomedical Research Alliance, a non-profit organization focused on biomedical research.

Mr. Heyman holds a Master of Laws from Katholieke Universiteit Leuven. He continued with post-graduate studies in International Law in Geneva, Switzerland, and post-graduate studies in Business Management at the University of Antwerp in Belgium.

Skills & Qualifications

Mr. Heyman’s qualifications to serve as a director of the Company include his significant leadership experience in the pharmaceutical sector, as well as his extensive experience serving on the boards of several public and private companies.

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David Edward Johnson
Age; Address	40; 515 Madison Avenue, 8th Floor, New York, NY 10022
Occupation	Managing Partner of Caligan Partners LP Corporate Director Former Managing Director at the Carlyle Group
Experience

David Edward Johnson’s principal occupation is serving as the Managing Partner of Caligan Partners LP. Mr. Johnson has served as Managing Partner and co-Founder of Caligan Partners LP, an SEC-registered investment adviser, since 2017. Mr. Johnson has also served as a member of the board of directors, including on the Audit, Nomination and Governance, and Research and Development Committees of Liquidia Corporation (NASDAQ: LQDA), a biopharmaceutical company, since 2021. From 2019 to 2020, he served on the board of directors and the Audit Committee of AMAG Pharmaceuticals, Inc. (formerly NASDAQ: AMAG), a pharmaceutical company specializing in products treating iron deficiency anemia.

Previously, from 2010 to 2017, Mr. Johnson served as Managing Director at the Carlyle Group (NASDAQ: CG), a global private equity, alternative asset management and financial services firm, where he was involved in Carlyle’s strategic initiatives and sat on investment committees for a number of different funds that invested in both equity and credit. Before that, from 2004 to 2010, he served as Vice President in the Principal Investments area at Morgan Stanley (NYSE: MS), a global financial services and investment management firm. In his role at Morgan Stanley, Mr. Johnson served as a director of SeaChange Maritime Limited, a maritime transportation venture. Prior to joining Morgan Stanley, Mr. Johnson worked at Weiss Asset Management, an investment management firm, during which time he served on the board of the Kazakhstan Investment Fund.

In addition to his private and public company experience, Mr. Johnson serves on the board of directors of The Children’s Scholarship Fund, Inc., a privately funded tuition assistance program, and has previously served on the Executive Committee for the Harvard College Fund.

Mr. Johnson holds an A.B. and S.M. in Applied Mathematics from Harvard University.

Skills & Qualifications	Mr. Johnson’s qualifications to serve as a director of the Company include his various memberships on the boards of directors of multiple pharmaceutical companies and his expertise in the biotechnology space, his extensive experience as an investor, and his insights into financial strategy and organizational and business development.

Robert “Bob” Oliver, Jr.
Age; Address	64; c/o Farallon Capital Partners, L.P., One Maritime Plaza, Suite 2100, San Francisco, California 94111
Occupation	Corporate Director and Executive Advisor Former Chief Executive Officer of Otsuka America Pharmaceutical, Inc.
Experience

Robert “Bob” Oliver, Jr.’s principal occupation is serving as an executive advisor. Mr. Oliver has served on the board of directors of PsyBio Therapeutics Corp. (TSXV: PSYB.V), a biotechnology company, since 2021; Neurotez, Inc., a biotechnology company, since 2017; and Hyalo Technologies, LLC, a biotechnology and biopharmaceutical company, since 2017. In addition, Mr. Oliver has served as an Executive Advisor of CELLIX Biosciences, a biopharmaceutical company, since 2018, and Hyalo Technologies, LLC, since 2017. Previously, Mr. Oliver served on the board of directors and as Executive Advisor of Medison Canada from 2018 to 2022 and on the board of directors of Immunomedics, Inc. (formerly, NASDAQ: IMMU), a biotechnology company, from January 2017 to March 2017.

From 2010 to 2020, Mr. Oliver served in a variety of senior positions at Otsuka America Pharmaceutical, Inc., a pharmaceutical company and subsidiary of Otsuka Holdings Co. Ltd. (TYO: 4578), including President and Chief Executive Officer from 2016 to 2017, President and Chief Operating Officer from 2014 to 2016, and Vice President of Sales and Marketing from 2010 to 2014, and as Chairman of Otsuka Canada Pharmaceutical, Inc. from 2016 to 2020. Prior to joining Otsuka, Mr. Oliver served in a variety of senior positions at Wyeth Pharmaceuticals, a pharmaceutical company, where he also served as Senior Vice President from 2008 to 2010 and Vice President from 2005 to 2008. Mr. Oliver began his career with Johnson & Johnson (NYSE: JNJ), a pharmaceutical and consumer packaged goods company, where he held a variety of positions from 1989 to 2005.

In addition to his public company board experience, Mr. Oliver serves on the Pharma Board of Advisors at Saint Joseph’s University and on the Board of Governors of the Accreditation Council for Medical Affairs.

Mr. Oliver holds a B.A. from Rutgers University and an M.B.A. from Saint Joseph’s University.

Skills & Qualifications	Mr. Oliver’s qualifications to serve as a director of the Company include his various memberships on the boards of directors of multiple pharmaceutical and biotechnology companies and his extensive experience in financial strategy and business development.

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We urge shareholders to vote “FOR” each of the Farallon Nominees and to “WITHHOLD” on the Opposed Company Nominee on the WHITE proxy card.

None of the organizations or corporations referenced above is a parent, subsidiary or other affiliate of the Company. We believe that, if elected, each of the Farallon Nominees will be considered an independent director of the Company under (i) the Company’s Corporate Governance Guidelines; (ii) Rule 5605(a) of NASDAQ’s Listing Rules (the “NASDAQ Listing Rules”); and (iii) paragraph (a)(1) of Item 407 of Regulation S-K. Under the NASDAQ Listing Rules, however, a final determination as to the independence of the Farallon Nominees will not be made until after their election and appointment to the Board.

We refer shareholders to the Company’s Proxy Statement for the names, background, qualifications and other information concerning the Company’s director nominees. The Company’s Proxy Statement and form of proxy distributed by the Company will become available free of charge on the SEC’s website at https://www.sec.gov.

Each of the Farallon Nominees has entered into an engagement and indemnification agreement (the “Nomination Agreement”) pursuant to which Farallon Capital Partners, L.P. has agreed to pay certain costs of soliciting proxies in connection with the Annual Meeting, and to defend and indemnify the Farallon Nominees against, and with respect to, certain losses that may be incurred by a Farallon Nominee in the event such Farallon Nominee becomes a party to litigation in connection with such Farallon Nominee’s nomination as a candidate for election to the Board and the solicitation of proxies in support of such Farallon Nominee’s election as a director of the Company. The Farallon Nominees will not receive any compensation from Farallon or its affiliates or associates for their service as directors of the Company. Farallon believes that, if elected or appointed, any Farallon Nominee will be entitled to such compensation from the Company as is consistent with the Company’s practices for services of non-employee directors.

Each of the Farallon Nominees has agreed to being named as a nominee in this Proxy Statement and has confirmed his willingness to serve on the Board if elected. Farallon does not expect that any of the Farallon Nominees will be unable to stand for election or to serve as a director if elected, but in the event that a Farallon Nominee is unable to or for good cause will not serve, the shares of Common Stock represented by the WHITE proxy card will be voted for a substitute candidate selected by Farallon, subject to applicable law. If Farallon determines to add or substitute nominees, we will file an amended proxy statement and proxy card that, as applicable, identifies the additional or substitute nominee or nominees, discloses that such nominee or nominees have consented to being named in the revised proxy statement and to serve if elected and includes biographical and other information about such nominee or nominees as required by the rules of the SEC.

Vote Required.

According to the Amended and Restated Bylaws of the Company, as amended and restated on February 25, 2021 (the “Bylaws”), in contested elections, such as that which is to occur at the Annual Meeting, directors are elected by a plurality of the votes cast (meaning that the eleven director nominees who receive the highest number of shares voted “FOR” their election by the holders of the Common Stock will be elected to the Board). “Withhold votes” and broker non-votes, if any, will be counted for purposes of determining if there is quorum at the Annual Meeting, but will not be counted as votes cast and will result in the applicable nominee(s) receiving fewer votes cast “FOR” such nominee(s).

We urge you to sign, date, and return the enclosed WHITE proxy card. If you have already voted using the Company’s gold proxy card, you have every right to change your vote by signing, dating, and mailing the enclosed WHITE proxy card in the enclosed pre-paid envelope or by voting via Internet by following the instructions on the WHITE proxy card. Only the latest validly executed proxy that you submit will be counted; any proxy may be revoked at any time prior to its exercise at the Annual Meeting by following the instructions under “Can I change my vote or revoke my proxy?” If you have any questions or require any assistance with voting your shares, please contact our proxy solicitor, MacKenzie Partners, toll free at 1-800-322-2885.

We Urge You to Vote “FOR” Each of the Farallon Nominees and to “WITHHOLD” on the Opposed Company Nominee on the WHITE Proxy Card.

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PROPOSAL 2: RATIFICATION OF APPOINTMENT OF INDEPENDENT AUDITOR FOR 2023

According to the Company’s Proxy Statement, the Audit Committee of the Board has approved the retention of Ernst & Young LLP (“EY”) as the Company’s independent auditor with respect to its consolidated financial statements and the effectiveness of its internal control over financial reporting for the year ending December 29, 2023. EY has served as the Company’s independent auditor since 2021.

According to the Company’s Proxy Statement, if shareholders do not ratify the appointment, the Audit Committee will reconsider the appointment of EY. Even if the appointment is ratified, the ratification is not binding and the Audit Committee may in its discretion select a different independent auditor at any time during the year if it determines that such a change would be in the best interests of the Company and shareholders.

We recommend a vote “FOR” Proposal 2 on the WHITE proxy card.

Vote Required.

According to the Company’s Proxy Statement, the approval of Proposal 2 requires the affirmative vote of a majority of shares of Common Stock that are present or represented by proxy at the Annual Meeting and entitled to vote on the matter. Abstentions will be counted toward the tabulation of votes cast and will have the same effect as votes against Proposal 2. Broker non-votes, if any, will not count as votes cast and will have no effect on Proposal 2.

We Recommend a Vote “FOR” Proposal 2 on the WHITE Proxy Card.

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PROPOSAL 3: ADVISORY “SAY-ON-PAY” VOTE

Pursuant to federal securities law, shareholders are entitled to vote on a non-binding advisory resolution to approve the compensation of the Company’s Named Executive Officers (“NEOs”) for the fiscal year ended December 30, 2022. According to the Company’s Proxy Statement, the Company’s current policy is to provide shareholders with an opportunity to vote on the compensation of its NEOs each year at its annual meeting of shareholders. While this vote will be advisory in nature, the Company has previously indicated that “the views expressed by [the] shareholders, whether through this vote or otherwise, are very important to the Board and the management team and, accordingly, the Compensation Committee and Board intend to consider the results of this vote in making determinations in the future regarding executive compensation arrangements.”

According to the Company’s Proxy Statement, the Company requests a non-binding, advisory vote on the following resolution:

“RESOLVED, that the compensation paid to the NEOs, as disclosed pursuant to Item 402 of Regulation S-K, including the Compensation Discussion and Analysis, compensation tables and narrative discussion, is hereby APPROVED.”

We recommend that you vote “AGAINST” Proposal 3 on the WHITE proxy card because Farallon believes the Company’s current executive compensation program does not encourage capital discipline and does not reflect a pay-for-performance culture.

We note that the Company’s total shareholder return during 2022 was -12% and earnings per share declined more than 20% compared to 2021.4 Yet, Mr. Morrissey, the Company’s Chief Executive Officer, was paid more than $16 million, which is more than double his 2021 total compensation (which itself was more than double his 2020 compensation).5 All in, Mr. Morrissey in 2022 made more than seven times his compensation in 20206 even though the stock declined more than 20% from the end of 2020 through the end of 2022.7

We encourage all shareholders to review the Company’s proxy disclosures in the Company’s Proxy Statement in detail.

The shareholder vote on this Proposal 3 will not be binding on the Company or the Board, and it will not be construed as overruling any decision by the Company or the Board, or creating or implying any change to, or additional fiduciary duties for, the Company or the Board.

Vote Required.

According to the Company’s Proxy Statement, the approval of Proposal 3 requires the affirmative vote of a majority of the shares of Common Stock that are present or represented by proxy at the Annual Meeting and entitled to vote on the matter. Abstentions will be counted toward the tabulation of votes cast and will have the same effect as votes against Proposal 3. Broker non-votes, if any, will not count as votes cast and will have no effect on Proposal 3.

We Recommend a Vote “AGAINST” Proposal 3 on the WHITE Proxy Card.

____________________

4 Source: FactSet.

5  See page 75 of the Company’s Proxy Statement.

6  Id.

7 Source: FactSet.

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PROPOSAL 4: ADVISORY VOTE ON THE FREQUENCY OF SOLICITATION OF ADVISORY SHAREHOLDER APPROVAL OF EXECUTIVE COMPENSATION

The Dodd-Frank Wall Street Reform and Consumer Protection Act, and Section 14A of the Exchange Act, enable shareholders, at least once every six years, to indicate their preference regarding how frequently the Company should solicit a non-binding advisory vote on the compensation of the Company’s NEOs as disclosed in the Company’s Proxy Statement. Currently, consistent with the preference expressed by the shareholders at the Company’s 2017 annual meeting, the policy of the Board is to solicit a non-binding advisory vote on the compensation of the NEOs every year. Accordingly, the Company is again asking shareholders to indicate whether they would prefer an advisory vote every year, every other year or every three years. Alternatively, shareholders may abstain from casting a vote.

For the reasons described below, Farallon has determined that an annual advisory vote on executive compensation is the most appropriate alternative for the Company. Farallon believes that shareholder sentiment should be a factor that is taken into consideration by the Board and the Compensation Committee in making decisions with respect to executive compensation. By providing an advisory vote on executive compensation on an annual basis, shareholders will be able to provide the Company with direct input on its compensation philosophy, policies and practices as disclosed in the Company’s proxy statement every year.

Vote Required.

According to the Company’s Proxy Statement, shareholders are not voting to approve or disapprove Proposal 4, but are instead being asked to indicate their preferences, on an advisory basis, as to whether the non-binding shareholder advisory vote on the approval of the Company’s executive officer compensation practices should be held every year, every two years or every three years. The option among those choices that receives the votes of the holders of a majority of shares present or represented by proxy and entitled to vote at the Annual Meeting will be deemed to be the frequency preferred by the shareholders. If no frequency receives a majority of the votes held by holders present or represented by proxy at the Annual Meeting, then no frequency will be deemed a frequency preferred by shareholders.

Abstentions will be counted toward the tabulation of votes cast and will have the same effect as votes against each of the proposed voting frequencies. Broker non-votes, if any, will not count as votes cast and will have no effect on Proposal 4.

Although your vote is advisory and will therefore not be binding on the Company, the Compensation Committee and Board will consider the shareholders’ vote. Nonetheless, according to the Company’s Proxy Statement, the Board may decide that it is in the best interests of shareholders and the Company to hold an advisory vote on executive compensation more or less frequently than the option preferred by shareholders.

We Recommend a Vote in Favor of “ONE YEAR” on Proposal 4 on the WHITE Proxy Card.

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QUESTIONS AND ANSWERS ABOUT THE PROXY MATERIALS AND THE ANNUAL MEETING

Who is entitled to vote?

Only holders of Common Stock at the close of business on the Record Date are entitled to notice of and to vote at the Annual Meeting. Shareholders who sell shares of Common Stock before the Record Date (or acquire them without voting rights after the Record Date) may not vote such shares of Common Stock.  Shareholders of record on the Record Date will retain their voting rights in connection with the Annual Meeting even if they sell such shares of Common Stock after the Record Date (unless they also transfer their voting rights).   We expect that the only outstanding class of securities of the Company that will be entitled to vote at the Annual Meeting is the Common Stock.

How do I vote my shares?

Shares held in record name. If your shares of Common Stock are registered in your own name, please vote today by signing, dating and returning the enclosed WHITE proxy card in the postage-paid envelope provided. Execution and delivery of a proxy by a record holder of shares of Common Stock will be presumed to be a proxy with respect to all shares held by such record holder unless the proxy specifies otherwise.

Shares beneficially owned or held in “street” name. If you hold your shares of Common Stock in “street” name with a broker, bank, dealer, trust company or other nominee, only that nominee can exercise the right to vote with respect to the shares of Common Stock that you beneficially own through such nominee and only upon receipt of your specific instructions. Accordingly, it is critical that you promptly give instructions to your broker, bank, dealer, trust company or other nominee to vote in favor of the election of the Farallon Nominees. Please follow the instructions to vote provided on the enclosed WHITE voting instruction form. If your broker, bank, dealer, trust company or other nominee provides for voting instructions to be delivered to them by Internet, instructions will be included on the WHITE voting instruction form. We urge you to confirm in writing your instructions to the person responsible for your account and provide a copy of those instructions by emailing them to proxy@mackenziepartners.com or mailing them to MacKenzie Partners, so that we will be aware of all instructions given and can attempt to ensure that such instructions are followed.

NOTE: IF THE WHITE PROXY CARD IS SIGNED, DATED AND RETURNED, IT WILL BE VOTED IN ACCORDANCE WITH YOUR INSTRUCTIONS AND AS DETAILED BELOW AS APPLICABLE.

1.	IF YOU DO NOT MARK A VOTE ON ANY OF THE PROPOSALS ON THE WHITE PROXY CARD, THE NAMED PROXIES (LISTED ON THE WHITE PROXY CARD) WILL EXERCISE THEIR DISCRETION TO CAUSE YOUR PROXY TO BE VOTED “FOR” THE FARALLON NOMINEES AND TO “WITHHOLD” ON THE OPPOSED COMPANY NOMINEE AND THEY WILL EXERCISE THEIR DISCRETION TO CAUSE YOUR PROXY TO BE VOTED “FOR” PROPOSAL 2, “AGAINST” PROPOSAL 3 AND “ONE YEAR” ON PROPOSAL 4. THE NAMED PROXIES WILL ALSO EXERCISE THEIR DISCRETION ON ANY OTHER MATTERS THAT MAY PROPERLY COME BEFORE THE ANNUAL MEETING, SUBJECT TO APPLICABLE LAW.

2.	YOU MAY VOTE “FOR” UP TO ELEVEN NOMINEES FOR ELECTION TO THE BOARD, IN TOTAL:

IF YOU VOTE ON AT LEAST ONE NOMINEE BUT FEWER THAN ELEVEN NOMINEES IN PROPOSAL 1, YOUR SHARES WILL ONLY BE VOTED “FOR” THOSE NOMINEES YOU HAVE SO MARKED.

IF YOU VOTE “FOR” MORE THAN ELEVEN NOMINEES IN PROPOSAL 1, YOUR VOTES ON PROPOSAL 1 WILL BECOME INVALID AND NOT BE COUNTED AS VOTES CAST.

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How should I vote on each proposal?

Farallon recommends that you vote your shares on the WHITE proxy card as follows:

“FOR” each of the Farallon Nominees standing for election to the Board named in this Proxy Statement and to “WITHHOLD” on the Opposed Company Nominee (Proposal 1);

“FOR” the ratification of the Company’s independent auditor for 2023 (Proposal 2);

“AGAINST” the advisory proposal to approve the compensation of the Company’s executive officers (Proposal 3); and

“ONE YEAR” as the preferred frequency of advisory votes to approve executive compensation (Proposal 4).

How many shares must be present to hold the Annual Meeting?

Under the Bylaws, the presence, in person, by remote communication, if applicable, or by proxy duly authorized, of the holders of a majority of the outstanding shares of stock entitled to vote shall constitute a quorum for the transaction of business at the Annual Meeting. Abstentions and broker non-votes, if any, will be counted as present for purposes of determining whether a quorum is present at the Annual Meeting. For more information on broker non-votes, see “What are “broker non-votes” and what effect do they have on the proposals?” below.

What vote is needed to approve each proposal?

•	Proposal 1 – Election of Directors. According to the Bylaws, in contested elections such as this one, directors shall be elected by a plurality of the votes cast (meaning that the eleven director nominees who receive the highest number of shares voted “FOR” their election by the shareholders will be elected to the Board). “Withhold” votes and broker non-votes, if any, will be counted for purposes of determining if there is quorum at the Annual Meeting, but will not be counted as votes cast and will result in the applicable nominee(s) receiving fewer votes cast “FOR” such nominee(s).

PLEASE SUPPORT THE FARALLON NOMINEES BY SUBMITTING YOUR VOTING INSTRUCTIONS “FOR” EACH OF THE FARALLON NOMINEES AND TO “WITHHOLD” ON THE OPPOSED COMPANY NOMINEE ON THE ENCLOSED WHITE PROXY CARD. PLEASE DO NOT SIGN OR RETURN A GOLD PROXY CARD FROM THE COMPANY, EVEN IF YOU INSTRUCT TO “WITHHOLD” ON THEIR DIRECTOR NOMINEES. DOING SO WILL REVOKE ANY PREVIOUS VOTING INSTRUCTIONS YOU PROVIDED ON THE WHITE PROXY CARD.

•	Proposals 2 and 3. According to the Company’s Proxy Statement, the approval of each of Proposals 2 and 3 requires the affirmative vote of a majority of the shares of Common Stock present or represented at the Annual Meeting and entitled to vote on the matter. Abstentions will be counted toward the tabulation of votes cast and will have the same effect as votes against Proposals 2 and 3. Broker non-votes, if any, will not count as votes cast on Proposals 2 and 3 and will not be counted in evaluating the results of the vote.
•	Proposal 4. According to the Company’s Proxy Statement, the frequency receiving the affirmative vote of a majority of the shares of Common Stock present or represented at the Annual Meeting and entitled to vote on the matter will be deemed the frequency preferred by the shareholders. Abstentions will be counted toward the tabulation of votes cast and will have the same effect as votes against each of the proposed frequencies. Broker non-votes, if any, will not count as votes cast on Proposal 4 and will not be counted in evaluating the results of the vote. If no frequency receives the affirmative vote of a majority of the shares of Common Stock present or represented at the Annual Meeting and entitled to vote on the matter, then no frequency will be deemed a frequency preferred by shareholders. According to the Company’s Proxy Statement, because the vote is advisory, it is not binding on the Board or on the Company.

What are “broker non-votes” and what effect do they have on the proposals?

A broker non-vote occurs when a broker holding shares for a beneficial owner has discretionary authority to vote on "routine" matters brought before a shareholder meeting, but the beneficial owner of the shares fails to provide the broker with specific instructions on how to vote on any "non-routine" matters brought to a vote at the shareholder meeting. Under the rules governing brokers' discretionary authority, if you receive proxy materials from or on behalf of both the Company and the Participants, then brokers holding shares in your account will not be permitted to exercise discretionary authority regarding any of the proposals to be voted on at the Annual Meeting, whether "routine" or not. As a result, there would be no broker non-votes by such brokers. In such case, if you do not submit any voting instructions to your broker, then your shares will not be counted in determining the outcome of any of the proposals at the Annual Meeting, nor will your shares be counted for purposes of determining whether a quorum exists. However, if you receive proxy materials only from the Company or the Participants, then brokers will be entitled to vote your shares on "routine" matters without instructions from you. The only proposal that would be considered "routine" in such event is Proposal 2 (ratification of the Company’s independent auditor for 2023). A broker will not be entitled to vote your shares on any "non-routine" matters, absent instructions from you. Consequently, if you receive proxy materials only from the Company or the Participants and you do not submit any voting instructions to your broker then your broker may exercise its discretion to vote your shares on Proposal 2 (ratification of the Company’s independent auditor for 2023). If your shares are voted on Proposal 2 as directed by your broker, your shares will constitute broker non-votes on Proposal 1 (election of directors), Proposal 3 (advisory approval of the compensation of the Company’s executive officers) and Proposal 4 (advisory vote on the frequency of solicitation of advisory shareholder approval of executive compensation). In such case, broker non-votes will count for purposes of determining whether a quorum exists, but will not be counted as votes cast with respect to, and will have no effect on the outcome of, Proposal 1 (election of directors), Proposal 3 (advisory approval of the compensation of our named executive officers) or Proposal 4 (advisory vote on the frequency of solicitation of advisory shareholder approval of executive compensation). We urge you to instruct your broker about how you wish your shares to be voted.

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What should I do if I receive a proxy card from the Company?

You may receive proxy solicitation materials from the Company, including a proxy statement and gold proxy card. We are not responsible for the accuracy of any information contained in any proxy solicitation materials used by the Company or any other statements that it may otherwise make, subject to applicable law.

We recommend that you disregard any proxy card or solicitation materials that may be sent to you by the Company. Voting “WITHHOLD” for any of the Company’s nominees on its proxy card is not the same as voting “FOR” the Farallon Nominees because a vote withheld on any of the Company’s nominees will not count as a vote “FOR” the Farallon Nominees. If you have already voted using the Company’s gold proxy card, you have every right to change your vote by completing and mailing the enclosed WHITE proxy card in the enclosed pre-paid envelope or by voting via Internet by following the instructions on the WHITE proxy card. Only the latest validly executed proxy that you submit will be counted; any proxy may be revoked at any time prior to its exercise at the Annual Meeting by following the instructions below under “Can I change my vote or revoke my proxy?” If you have any questions or require any assistance with voting your shares, please contact our proxy solicitor, MacKenzie Partners, toll free at 1-800-322-2885.

Can I change my vote or revoke my proxy?

If you are the shareholder of record, you may change your proxy instructions or revoke your proxy at any time before your proxy is voted at the Annual Meeting. Proxies may be revoked by any of the following actions:

•	returning a later-dated proxy, either by voting by Internet, by following the instructions on the enclosed WHITE proxy card from Farallon or by signing, dating and returning the enclosed WHITE proxy card from Farallon in the postage-paid envelope provided (the latest dated proxy is the only one that counts);
•	delivering a written revocation or a later dated proxy for the Annual Meeting to MacKenzie Partners or to the secretary of the Company; or
•	attending the Annual Meeting and voting in person (although attendance at the Annual Meeting will not, by itself, revoke a proxy).

If your shares are held in a brokerage account by a broker, bank or other nominee, you should follow the instructions provided by your broker, bank or other nominee. If you attend the Annual Meeting and you beneficially own shares of Common Stock but are not the record owner, your mere attendance at the Annual Meeting WILL NOT be sufficient to revoke your prior given voting instructions. You must have written authority from the record owner to vote your shares held in its name at the meeting. Contact MacKenzie Partners, toll free at 1-800-322-2885 for assistance or if you have any questions.

IF YOU HAVE ALREADY VOTED USING THE COMPANY’S GOLD PROXY CARD, WE URGE YOU TO REVOKE IT BY FOLLOWING THE INSTRUCTIONS ABOVE. Although a revocation is effective if delivered to the Company, we request that either the original or a copy of any revocation be mailed to MacKenzie Partners, so that we will be aware of all revocations.

Who is making this Proxy Solicitation and who is paying for it?

The solicitation of proxies pursuant to this Proxy Solicitation is being made by the Participants. Proxies may be solicited by mail, electronic mail, facsimile, telephone, telegraph, Internet, in person and by advertisements. The Participants will solicit proxies from individuals, brokers, banks, bank nominees and other institutional holders. The Participants will request banks, brokerage houses and other custodians, nominees and fiduciaries to forward all solicitation materials to the beneficial owners of the shares of Common Stock they hold of record. The Farallon Funds (as defined in Annex I) will reimburse these record holders for their reasonable out-of-pocket expenses in so doing. It is anticipated that certain regular employees of the Participants will also participate in the solicitation of proxies in support of the Farallon Nominees. Such employees will receive no additional consideration if they assist in the solicitation of proxies.

Farallon has retained MacKenzie Partners to provide solicitation and advisory services in connection with this solicitation. MacKenzie Partners will be paid a fee not to exceed $[●] based upon the campaign services provided. In addition, the Farallon Funds will reimburse MacKenzie Partners for its reasonable out-of-pocket expenses and will indemnify MacKenzie Partners against certain liabilities and expenses, including certain liabilities under the federal securities laws. MacKenzie Partners will solicit proxies from individuals, brokers, banks, bank nominees and other institutional holders.

19

It is anticipated that MacKenzie Partners will employ approximately [●] persons to solicit the Company’s shareholders as part of this solicitation. MacKenzie Partners does not believe that any of its directors, officers, employees, affiliates or controlling persons, if any, is a “participant” in this Proxy Solicitation.

The entire expense of soliciting proxies is being borne by the Farallon Funds. Costs of this Proxy Solicitation are currently estimated to be approximately $[●]. We estimate that through the date hereof, the Farallon Funds’ expenses in connection with the Proxy Solicitation are approximately $[●]. If successful, the Farallon Funds may seek reimbursement of these costs from the Company. In the event that it decides to seek reimbursement of its expenses, the Farallon Funds do not presently intend to submit the matter to a vote of the Company’s shareholders. The Board, which will consist of the three Farallon Nominees, if all are elected, and eight of the incumbent Company directors, would be required to evaluate the requested reimbursement consistent with their fiduciary duties to the Company and its shareholders. Costs related to the solicitation of proxies include expenditures for attorneys, public relations and other advisors, solicitors, printing, advertising, postage, transportation, litigation and other costs incidental to the solicitation.

What is Householding of Proxy Materials?

If you share an address with other shareholders of the Company, you may receive notification that you are being sent only a single copy of the proxy materials (including a copy of this Proxy Statement), unless your bank, broker or other nominee that provides the notification receives contrary instructions from the affected shareholders. This practice, permitted under SEC rules and commonly referred to as “householding,” is designed to provide extra convenience for shareholders and potential cost savings for companies.

If, at any time, you no longer wish to participate in householding and would prefer to receive a separate set of proxy materials, please notify your broker if your shares are held in a brokerage account or our proxy solicitor, MacKenzie Partners, if you hold registered shares. We will promptly deliver a separate copy of the proxy materials upon request. You can notify MacKenzie Partners at the following address or phone number: MacKenzie Partners, Inc., 1407 Broadway, 27th Fl., New York, New York 10018 and 1-800-322-2885.

Where can I find additional information concerning the Company?

Pursuant to Rule 14a-5(c) promulgated under the Exchange Act, we have omitted from this proxy statement certain disclosure required by applicable law to be included in the Company’s Proxy Statement in connection with the Annual Meeting. Such disclosure includes information regarding securities of the Company beneficially owned by the Company’s directors, nominees and management; certain shareholders’ beneficial ownership of more than 5% of the Company’s voting securities; information concerning the Company’s directors who are not up for election at the Annual Meeting; information concerning executive compensation; and information concerning the procedures for submitting shareholder proposals and director nominations intended for consideration at the Company’s 2024 annual meeting of shareholders and for consideration for inclusion in the Company’s proxy materials for that meeting. We take no responsibility for the accuracy or completeness of information contained in the Company’s Proxy Statement, subject to applicable law. Except as otherwise noted herein, the information in this Proxy Statement concerning the Company has been taken from, or is based upon, documents and records on file with the SEC and other publicly available information.

This Proxy Statement and all other solicitation materials in connection with this Proxy Solicitation will be available on the internet, free of charge, on the SEC’s website at https://www.sec.gov, as well as on Farallon’s website for the Proxy Solicitation at [www.FocusEXEL.com].

20

CONCLUSION

We urge you to carefully consider the information contained in this Proxy Statement and then support our efforts by signing, dating and returning the enclosed WHITE proxy card today.

Thank you for your support,

Farallon Capital Partners, L.P.

Farallon Capital Institutional Partners, L.P.

Farallon Capital Institutional Partners II, L.P.

Farallon Capital Institutional Partners III, L.P.

Four Crossings Institutional Partners V, L.P.

Farallon Capital Offshore Investors II, L.P.

Farallon Capital (AM) Investors, L.P.

Farallon Capital F5 Master I, L.P.

Farallon Healthcare Partners Master, L.P.

Farallon Capital Management, L.L.C.

Farallon Partners, L.L.C.

Farallon Institutional (GP) V, L.L.C.

Farallon F5 (GP), L.L.C.

Farallon Healthcare Partners (GP), L.L.C.

Joshua J. Dapice

Philip D. Dreyfuss

Hannah E. Dunn

Michael B. Fisch

Richard B. Fried

Varun N. Gehani

Nicolas Giauque

David T. Kim

Michael G. Linn

Rajiv A. Patel

Thomas G. Roberts, Jr.

Edric C. Saito

William Seybold

Daniel S. Short

Andrew J. M. Spokes

John R. Warren

Mark C. Wehrly

Richard Bollini

Colby Clark

Cameron Hillyer

David A. Posner

Matthew Trentini

Tomas J. Heyman

David E. Johnson

Robert “Bob” Oliver, Jr.

Caligan Partners LP

Caligan Partners Master Fund LP

[●], 2023

21

ANNEX I: INFORMATION ON THE PARTICIPANTS

We urge you to carefully consider the information contained in this Proxy Statement and then support our efforts by signing, dating, and returning the enclosed WHITE proxy card today.

This Proxy Solicitation is being made by Farallon Capital Partners, L.P., a California limited partnership (“FCP”), Farallon Capital Institutional Partners, L.P., a California limited partnership (“FCIP”), Farallon Capital Institutional Partners II, L.P., a California limited partnership (“FCIP II”), Farallon Capital Institutional Partners III, L.P., a Delaware limited partnership (“FCIP III”), Four Crossings Institutional Partners V, L.P., a Delaware limited partnership (“FCIP V”), Farallon Capital Offshore Investors II, L.P., a Cayman Islands exempted limited partnership (“FCOI II”), Farallon Capital (AM) Investors, L.P., a Delaware limited partnership (“FCAMI”), Farallon Capital F5 Master I, L.P., a Cayman Islands limited partnership (“F5MI”), Farallon Healthcare Partners Master, L.P., a Cayman Islands exempted limited partnership (“FHPM” and together with FCP, FCIP, FCIP II, FCIP III, FCIP V, FCOI II, FCAMI and F5MI, the “Farallon Funds”), Farallon Capital Management, L.L.C., a Delaware limited liability company (“Farallon Capital Management”), Farallon Partners, L.L.C., a Delaware limited liability company (“Farallon General Partner”), Farallon Institutional (GP) V, L.L.C., a Delaware limited liability company (“FCIP V General Partner”), Farallon F5 (GP), L.L.C., a Delaware limited liability company (“F5MI General Partner”), Farallon Healthcare Partners (GP), L.L.C., a Delaware limited liability company (“FHPM General Partner”), Joshua J. Dapice (“Dapice”), Philip D. Dreyfuss (“Dreyfuss”), Hannah E. Dunn (“Dunn”), Michael B. Fisch (“Fisch”), Richard B. Fried (“Fried”), Varun N. Gehani (“Gehani”), Nicolas Giauque (“Giauque”), David T. Kim (“Kim”), Michael G. Linn (“Linn”), Rajiv A. Patel (“Patel”), Thomas G. Roberts Jr. (“Roberts”), Edric C. Saito (“Saito”), William Seybold (“Seybold”), Daniel S. Short (“Short”), Andrew J.M. Spokes (“Spokes”), John R. Warren (“Warren”), Mark C. Wehrly (“Wehrly” and together with Dapice, Dreyfuss, Dunn, Fisch, Fried, Gehani, Giauque, Kim, Linn, Patel, Roberts, Saito, Seybold, Short, Spokes and Warren, the “Farallon Owner Individuals” and the Farallon Owner Individuals together with Farallon Capital Management, Farallon General Partner, FCIP V General Partner, F5MI General Partner and FHPM General Partner, the “Beneficial Owners”; and the Beneficial Owners together with the Farallon Funds and the Farallon Non-Owner Individuals (as defined below), “Farallon”), Richard Bollini (“Bollini”), Colby Clark (“Clark”), Cameron Hillyer (“Hillyer”), David A. Posner (“Posner”), Matthew Trentini (“Trentini” and together with Bollini, Clark, Hillyer and Posner, the “Farallon Non-Owner Individuals”), Caligan Partners LP, a Delaware limited partnership (“Caligan IM”), and Caligan Partners Master Fund LP, a Cayman Islands exempted limited partnership (the “Caligan Fund” and together with Mr. Johnson and Caligan IM, “Caligan”).

As of the date of this Proxy Statement, the Participants beneficially own (within the meaning of Rule 13d-3 under the Exchange Act), in the aggregate, 24,316,000 shares of Common Stock (including the 1,000 shares of Common Stock held in record name by FCP), representing 7.50% of the Company’s outstanding shares of Common Stock. The percentage contained herein is based upon 324,087,337 shares of Common Stock outstanding as of January 30, 2023, as reported in the Company’s Form 10-K.

Of the 24,316,000 shares of Common Stock (including the 1,000 shares of Common Stock held in record name by FCP) beneficially owned in the aggregate by the Participants: (a) 23,466,000 shares of Common Stock are beneficially owned by Farallon, in the aggregate, and (b) 850,000 shares of Common Stock are beneficially owned by Caligan, in the aggregate. As of the date of this Proxy Statement, with the exception of Mr. Johnson, none of the Farallon Nominees beneficially owns, or owns of record, any shares of Common Stock or any other securities of the Company.

FCP is the record holder of 1,000 shares of Common Stock. Of the 23,466,000 shares of Common Stock owned, in the aggregate, by Farallon (including the 1,000 shares of Common Stock held in record name by FCP), such shares of Common Stock may be deemed to be beneficially owned as follows: (a) 23,466,000 shares of Common Stock (including the 1,000 shares of Common Stock held in record name by FCP) may be deemed to be beneficially owned by Farallon Capital Management by virtue of it being the investment manager for each of the Farallon Funds; (b) 22,620,792 shares of Common Stock may be deemed to be beneficially owned by Farallon General Partner by virtue of it being the general partner of FCP, FCIP, FCIP II, FCIP III, FCOI II, and FCAMI and the sole member of FCIP V General Partner and FHPM General Partner; (c) 442,347 shares of Common Stock may be deemed to be beneficially owned by FCIP V General Partner by virtue of it being the general partner of FCIP V; (d) 845,208 shares of Common Stock may be deemed to be beneficially owned by F5MI General Partner by virtue of it being the general partner of F5MI; (e) 12,507,800 shares of Common Stock may be deemed to be beneficially owned by FHPM General Partner by virtue of it being the general partner of FHPM; (f) 23,466,000 shares of Common Stock (including the 1,000 shares of Common Stock held in record name by FCP) may be deemed to be beneficially owned by Spokes by virtue of being the Senior Managing Member of Farallon Capital Management and Farallon General Partner, and the Senior Manager of FCIP V General Partner, F5MI General Partner, and FHPM General Partner; and (g) 23,466,000 shares of Common Stock (including the 1,000 shares of Common Stock held in record name by FCP) may be deemed to be beneficially owned by each of Dapice, Dreyfuss, Dunn, Fisch, Fried, Gehani, Giauque, Kim, Linn, Patel, Roberts, Saito, Seybold, Short, Warren and Wehrly by virtue of being a Managing Member of Farallon Capital Management and Farallon General Partner, and a Manager of FCIP V General Partner, F5MI General Partner, and FHPM General Partner. By virtue of their relationships to the Farallon Funds, each of the Farallon Owner Individuals may be deemed to have shared voting power and shared dispositive power with regard to the shares of Common Stock owned by the Farallon Funds. For the avoidance of doubt, none of the Farallon Non-Owner Individuals owns any shares of Common Stock, beneficially or otherwise.

22

Of the 23,466,000 shares of Common Stock owned, in the aggregate, by Farallon (including the 1,000 shares of Common Stock held in record name by FCP), such shares of Common Stock are directly owned as follows: (a) 1,959,620 shares of Common Stock (including the 1,000 shares of Common Stock held in record name by FCP) are directly owned by FCP; (b) 2,450,882 shares of Common Stock are directly owned by FCIP; (c) 649,197 shares of Common Stock are directly owned by FCIP II; (d) 332,586 shares of Common Stock are directly owned by FCIP III; (e) 442,347 shares of Common Stock are directly owned by FCIP V; (f) 4,059,527 shares of Common Stock are directly owned by FCOI II; (g) 845,208 shares of Common Stock are directly owned by F5MI; (h) 218,833 shares of Common Stock are directly owned by FCAMI; and (i) 12,507,800 shares of Common Stock are directly owned by FHPM.

The shares of Common Stock held by the Farallon Funds are held in commingled margin accounts, which may extend margin credit to the Farallon Funds from time to time, subject to applicable federal margin regulations, stock exchange rules and credit policies. In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the account. The margin accounts bear interest at a rate based upon the broker’s call rate from time to time in effect. Because other securities are held in the margin accounts, it is not possible to determine the amounts, if any, of margin used to purchase the shares of Common Stock reported herein as held by the Farallon Funds.

On various dates between December 23, 2022 and February 27, 2023, certain funds for which Farallon Capital Management serves as investment manager entered into notional principal amount derivative agreements in the form of cash-settled swaps (“Cash-Settled Swaps”) referencing 4,476,378 shares of Common Stock. On March 1, 2023, such funds terminated the Cash-Settled Swaps, the proceeds of which were used to acquire 4,476,378 shares of Common Stock. The Cash-Settled Swaps provided such funds with economic results that were comparable to the economic results of ownership of shares of Common Stock but did not provide Farallon Capital Management or such funds with the power to vote or direct the voting, or dispose of or direct the disposition, of such shares that were referenced by the Cash-Settled Swaps. The counterparties to the Cash-Settled Swaps described in this paragraph were unaffiliated third party financial institutions.

Of the 850,000 shares of Common Stock owned by Caligan: (a) 850,000 shares of Common Stock are directly held, in the aggregate, by the Caligan Fund and certain accounts managed by Caligan IM; (b) 850,000 shares of Common Stock may be deemed to be beneficially owned by Caligan IM by virtue of it serving indirectly as the investment manager of the Caligan Fund and certain managed accounts; and (c) 850,000 shares of Common Stock may be deemed to be beneficially owned by Mr. Johnson by virtue of him being the Managing Partner of Caligan IM.

The shares of Common Stock owned by Caligan are held by the Caligan Fund and certain managed accounts in commingled margin accounts, which may extend margin credit to the Caligan Fund and such managed accounts from time to time, subject to applicable federal margin regulations, stock exchange rules and credit policies. In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the account. The margin accounts bear interest at a rate based upon the broker’s call rate from time to time in effect. Because other securities are held in the margin accounts, it is not possible to determine the amounts, if any, of margin used to purchase the shares of Common Stock reported herein as held by Caligan.

Farallon (other than the Farallon Non-Owner Individuals) and Caligan may be deemed to have formed a “group” within the meaning of Section 13(d)(3) of the Exchange Act and may be deemed to beneficially own 24,316,000 shares of Common Stock (including the 1,000 shares of Common Stock held in record name by FCP), constituting 7.50% of the Company’s currently outstanding Common Stock. However, each member of Farallon expressly disclaims beneficial ownership of any shares of Common Stock beneficially owned by Caligan. Each member of Caligan expressly disclaims beneficial ownership of any shares of Common Stock beneficially owned by Farallon. Each of Mr. Heyman and Mr. Oliver expressly disclaims beneficial ownership of any shares of Common Stock beneficially owned by Farallon or Caligan.

23

The business address of each member of Farallon is One Maritime Plaza, Suite 2100, San Francisco, California 94111. The business address of each member of Caligan is 515 Madison Avenue, 8th Floor, New York, New York 10022. The principal business of (i) each of the Farallon Funds is that of a private investment entity engaging in the purchase and sale of investments for its own account; (ii) Farallon Capital Management is to act as the investment manager to various investment vehicles and managed accounts, including the Farallon Funds; (iii) Farallon General Partner is to act as the general partner of investment partnerships, including the Record Holder, FCIP, FCIP II, FCIP III, FCOI II and FCAMI, and as the sole member of general partners of investment partnerships, including FCIP V General Partner and FHPM General Partner; (iv) FCIP V General Partner is to act as the general partner of FCIP V; (v) F5MI General Partner is to act as the general partner of F5MI; (vi) FHPM General Partner is to act as the general partner of FHPM; (vii) Spokes is to act as the Senior Managing Member of Farallon Capital Management and Farallon General Partner, and the Senior Manager of FCIP V General Partner, F5MI General Partner, and FHPM General Partner; (viii) Bollini, Clark, Dapice, Dreyfuss, Dunn, Fisch, Fried, Gehani, Giauque, Hillyer, Kim, Linn, Patel, Posner, Roberts, Saito, Seybold, Short, Trentini, Warren and Wehrly is to act as a Managing Member of Farallon Capital Management and Farallon General Partner, and as a Manager of FCIP V General Partner, F5MI General Partner, and FHPM General Partner; and (ix) each member of Caligan is investment management.

Each of the Farallon Nominees is a citizen of the United States. In addition to holding United States citizenship, Mr. Heyman is a citizen of Belgium. The business address and principal occupation of each of the Farallon Nominees are disclosed in the section of this Proxy Statement titled “PROPOSAL 1: THE ELECTION OF DIRECTORS.”

Except as set forth in this Proxy Statement (including this Annex), (i) during the past ten years, no Participant has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); (ii) no Participant in this Proxy Solicitation directly or indirectly beneficially owns any securities of the Company; (iii) no Participant owns any securities of the Company which are owned of record but not beneficially; (iv) no Participant has purchased or sold any securities of the Company during the past two years; (v) no part of the purchase price or market value of the securities of the Company owned by any Participant is represented by funds borrowed or otherwise obtained for the purpose of acquiring or holding such securities; (vi) no Participant is, or within the past year was, a party to any contract, arrangements or understandings with any person with respect to any securities of the Company, including, but not limited to, joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits or the giving or withholding of proxies; (vii) no associate of any Participant owns beneficially, directly or indirectly, any securities of the Company; (viii) no Participant owns beneficially, directly or indirectly, any securities of any parent or subsidiary of the Company; (ix) no Participant or any of his or its associates was a party to any transaction, or series of similar transactions, since the beginning of the Company’s last fiscal year, or is a party to any currently proposed transaction, or series of similar transactions, to which the Company or any of its subsidiaries was or is to be a party, in which the amount involved exceeds $120,000; (x) no Participant or any of his or its associates has any arrangement or understanding with any person with respect to any future employment by the Company or its affiliates, or with respect to any future transactions to which the Company or any of its affiliates will or may be a party; and (xi) no person, including any of the Participants, who is a party to an arrangement or understanding pursuant to which the Farallon Nominees are proposed to be elected, has a substantial interest, direct or indirect, by security holdings or otherwise in any matter to be acted on as set forth in this Proxy Statement. There are no material proceedings to which any Participant or any of his or its associates is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries. With respect to each of the Farallon Nominees, except as set forth in this Proxy Statement (including the Annexes), none of the events enumerated in Item 401(f)(1)-(8) of Regulation S-K of the Exchange Act occurred during the past ten years. Neither the Farallon Nominees nor any associate of a Farallon Nominee has served as a director or named executive officer of the Company at any point during the last three fiscal years of the Company.

24

Transactions by the Participants with respect to the Company’s securities

The following tables set forth all transactions effected during the past two years by the Participants with respect to securities of the Company.

Farallon

FCP (and Farallon General Partner, Farallon Capital Management, and the Farallon Owner Individuals by virtue of their relationship to the Record Holder)

Trade Date	Amount Acquired (Sold)
3/29/2021	4,800
3/30/2021	43,800
4/16/2021	4,100
4/19/2021	5,700
4/20/2021	8,100
4/21/2021	9,600
4/22/2021	7,100
7/1/2021	(26,700)
7/2/2021	(26,500)
7/6/2021	(106,000)
7/7/2021	(59,500)
7/8/2021	(48,700)
7/9/2021	(13,500)
7/12/2021	(18,300)
7/13/2021	(30,900)
7/14/2021	(15,100)
7/15/2021	(18,700)
7/16/2021	(5,300)
8/2/2021	(87,100)
8/3/2021	(80,900)
8/4/2021	(80,900)
9/1/2021	(48,400)
9/2/2021	(49,200)
9/3/2021	(48,400)
9/8/2021	(9,400)
9/9/2021	(9,400)
10/1/2021	(18,800)
10/4/2021	(25,300)
10/5/2021	(28,200)
10/6/2021	(41,280)
10/7/2021	(40,700)
10/8/2021	(33,475)
Trade Date	Amount Acquired (Sold)
11/1/2021	(16,400)
11/2/2021	(30,800)
11/3/2021	(30,800)
11/16/2021	6,800
12/13/2021	1,800
12/14/2021	3,500
1/3/2022	2,200
1/4/2022	2,300
1/6/2022	13,000
1/10/2022	10,800
2/25/2022	23,500
3/10/2022	10,900
3/22/2022	3,700
3/23/2022	5,500
3/28/2022	(14,600)
3/29/2022	(34,000)
4/1/2022	(39,000)
4/5/2022	(11,500)
4/6/2022	17,500
4/8/2022	(11,600)
4/13/2022	8,400
4/14/2022	3,400
4/14/2022	(19,100)
4/18/2022	11,600
4/18/2022	(7,100)
4/19/2022	5,000
5/9/2022	12,200
5/10/2022	12,400
5/18/2022	(43,500)
5/19/2022	50,700
5/26/2022	17,600
6/24/2022	(20,200)
Trade Date	Amount Acquired (Sold)
6/27/2022	(6,900)
6/28/2022	(17,300)
6/29/2022	(16,300)
7/1/2022	(8,500)
7/5/2022	(6,900)
7/6/2022	(20,600)
7/7/2022	(9,900)
7/8/2022	(11,500)
7/12/2022	6,800
8/1/2022	4,300
8/2/2022	4,200
8/24/2022	2,800
8/25/2022	12,600
8/26/2022	6,200
8/29/2022	2,000
8/31/2022	12,600
9/1/2022	8,900
9/2/2022	3,800
9/7/2022	8,900
10/3/2022	9,500
12/22/2022	5,600
12/23/2022	400
3/1/2023	345,000
3/9/2023	116,500
3/10/2023	150,400
3/13/2023	114,300
3/14/2023	45,700
3/15/2023	46,500
3/16/2023	70,400
3/17/2023	75,100

FCIP (and Farallon General Partner, Farallon Capital Management, and the Farallon Owner Individuals by virtue of their relationship to FCIP)

Trade Date	Amount Acquired (Sold)
3/29/2021	7,700
3/30/2021	69,600
4/16/2021	7,600
4/19/2021	10,200
4/20/2021	13,600
4/21/2021	22,100
4/22/2021	9,300
7/1/2021	(34,600)
7/2/2021	(34,200)
7/6/2021	(137,100)
7/7/2021	(76,900)
7/8/2021	(62,900)
7/9/2021	(17,400)
7/12/2021	(23,600)
7/13/2021	(40,000)
7/14/2021	(19,500)
7/15/2021	(24,200)
Trade Date	Amount Acquired (Sold)
7/16/2021	(6,900)
8/2/2021	(112,600)
8/3/2021	(104,600)
8/4/2021	(104,600)
9/1/2021	(62,600)
9/2/2021	(63,600)
9/3/2021	(63,500)
9/8/2021	(12,200)
9/9/2021	(12,200)
10/1/2021	(24,300)
10/4/2021	(32,790)
10/5/2021	(36,500)
10/6/2021	(53,300)
10/7/2021	(52,517)
10/8/2021	(43,200)
11/1/2021	(21,100)
11/2/2021	(39,800)
Trade Date	Amount Acquired (Sold)
11/3/2021	(39,800)
11/16/2021	17,100
12/13/2021	5,400
12/14/2021	9,600
1/3/2022	6,400
1/4/2022	6,500
1/6/2022	32,000
1/10/2022	27,100
2/25/2022	26,200
3/10/2022	13,400
3/22/2022	3,200
3/23/2022	4,700
3/28/2022	(19,400)
3/29/2022	(45,300)
4/1/2022	(52,000)
4/5/2022	(15,300)
4/6/2022	13,500

25

Trade Date	Amount Acquired (Sold)
4/8/2022	(15,300)
4/13/2022	7,200
4/14/2022	3,000
4/14/2022	(25,200)
4/18/2022	10,000
4/18/2022	(9,200)
4/19/2022	4,300
5/9/2022	9,000
5/10/2022	9,000
5/18/2022	(56,400)
5/19/2022	47,100
5/26/2022	12,700
6/24/2022	(25,600)
6/27/2022	(8,700)
6/28/2022	(22,000)
Trade Date	Amount Acquired (Sold)
6/29/2022	(20,600)
7/1/2022	(10,800)
7/5/2022	(8,700)
7/6/2022	(26,173)
7/7/2022	(12,500)
7/8/2022	(14,600)
7/12/2022	13,800
8/1/2022	8,300
8/2/2022	8,600
8/24/2022	4,800
8/25/2022	21,900
8/26/2022	9,400
8/29/2022	3,400
8/31/2022	20,700
9/1/2022	14,200
Trade Date	Amount Acquired (Sold)
9/2/2022	6,000
9/7/2022	13,300
10/3/2022	10,600
12/22/2022	7,800
12/23/2022	500
3/1/2023	419,300
3/9/2023	134,800
3/10/2023	174,700
3/13/2023	133,800
3/14/2023	56,700
3/15/2023	58,500
3/16/2023	88,600
3/17/2023	91,800

FCIP II (and Farallon General Partner, Farallon Capital Management, and the Farallon Owner Individuals by virtue of their relationship to FCIP II)

Trade Date	Amount Acquired (Sold)
3/29/2021	1,500
3/30/2021	13,100
4/16/2021	1,300
4/19/2021	1,800
4/20/2021	2,300
4/21/2021	3,400
4/22/2021	1,600
7/1/2021	(6,100)
7/2/2021	(6,000)
7/6/2021	(24,200)
7/7/2021	(13,600)
7/8/2021	(11,100)
7/9/2021	(3,100)
7/12/2021	(4,100)
7/13/2021	(7,100)
7/14/2021	(3,400)
7/15/2021	(4,300)
7/16/2021	(1,200)
8/2/2021	(19,900)
8/3/2021	(18,400)
8/4/2021	(18,400)
9/1/2021	(11,000)
9/2/2021	(11,200)
9/3/2021	(11,300)
9/8/2021	(2,100)
9/9/2021	(2,100)
10/1/2021	(4,300)
10/4/2021	(5,800)
10/5/2021	(6,400)
10/6/2021	(9,400)
10/7/2021	(9,300)
10/8/2021	(7,600)
Trade Date	Amount Acquired (Sold)
11/1/2021	(3,700)
11/2/2021	(7,000)
11/3/2021	(7,000)
11/16/2021	5,700
12/13/2021	1,400
12/14/2021	2,600
1/3/2022	2,000
1/4/2022	2,000
1/6/2022	9,700
1/10/2022	8,100
2/25/2022	6,100
3/10/2022	3,100
3/22/2022	700
3/23/2022	1,000
3/28/2022	(3,600)
3/29/2022	(8,500)
4/1/2022	(9,800)
4/5/2022	(2,900)
4/6/2022	3,500
4/8/2022	(2,900)
4/13/2022	1,800
4/14/2022	800
4/14/2022	(4,800)
4/18/2022	2,600
4/18/2022	(1,800)
4/19/2022	1,100
5/9/2022	2,800
5/10/2022	2,700
5/18/2022	(10,800)
5/19/2022	13,800
5/26/2022	4,000
6/24/2022	(5,000)
Trade Date	Amount Acquired (Sold)
6/27/2022	(1,700)
6/28/2022	(4,300)
6/29/2022	(4,000)
7/1/2022	(2,100)
7/5/2022	(1,700)
7/6/2022	(5,100)
7/7/2022	(2,500)
7/8/2022	(2,890)
7/12/2022	3,500
8/1/2022	2,200
8/2/2022	2,200
8/24/2022	1,300
8/25/2022	5,800
8/26/2022	2,900
8/29/2022	900
8/31/2022	5,500
9/1/2022	3,800
9/2/2022	1,700
9/7/2022	3,600
10/3/2022	2,500
12/22/2022	2,700
12/23/2022	200
3/1/2023	145,100
3/9/2023	44,300
3/10/2023	56,900
3/13/2023	43,200
3/14/2023	18,300
3/15/2023	18,900
3/16/2023	28,600
3/17/2023	29,900

26

FCIP III (and Farallon General Partner, Farallon Capital Management, and the Farallon Owner Individuals by virtue of their relationship to FCIP III)

Trade Date	Amount Acquired (Sold)
3/29/2021	800
3/30/2021	7,500
4/16/2021	800
4/19/2021	1,000
4/20/2021	1,300
4/21/2021	1,700
4/22/2021	1,000
7/1/2021	(2,900)
7/2/2021	(2,800)
7/6/2021	(11,400)
7/7/2021	(6,400)
7/8/2021	(5,200)
7/9/2021	(1,500)
7/12/2021	(2,000)
7/13/2021	(3,300)
7/14/2021	(1,600)
7/15/2021	(2,000)
7/16/2021	(600)
8/2/2021	(9,400)
8/3/2021	(8,700)
8/4/2021	(8,700)
9/1/2021	(5,200)
9/2/2021	(5,300)
9/3/2021	(5,400)
9/8/2021	(1,000)
9/9/2021	(1,000)
10/1/2021	(2,000)
10/4/2021	(2,700)
10/5/2021	(3,038)
10/6/2021	(4,400)
10/7/2021	(4,400)
10/8/2021	(3,600)
Trade Date	Amount Acquired (Sold)
11/1/2021	(1,800)
11/2/2021	(3,300)
11/3/2021	(3,300)
11/16/2021	3,100
12/13/2021	800
12/14/2021	1,400
1/3/2022	1,000
1/4/2022	900
1/6/2022	4,400
1/10/2022	3,700
2/25/2022	2,800
3/10/2022	1,500
3/22/2022	400
3/23/2022	500
3/28/2022	(1,700)
3/29/2022	(4,000)
4/1/2022	(4,600)
4/5/2022	(1,300)
4/6/2022	1,700
4/8/2022	(1,400)
4/13/2022	900
4/14/2022	400
4/14/2022	(2,300)
4/18/2022	1,300
4/18/2022	(800)
4/19/2022	600
5/9/2022	1,400
5/10/2022	1,400
5/18/2022	(5,100)
5/19/2022	6,900
5/26/2022	2,000
6/24/2022	(2,400)
Trade Date	Amount Acquired (Sold)
6/27/2022	(800)
6/28/2022	(2,100)
6/29/2022	(1,900)
7/1/2022	(1,000)
7/5/2022	(800)
7/6/2022	(2,500)
7/7/2022	(1,200)
7/8/2022	(1,400)
7/12/2022	1,800
8/1/2022	1,200
8/2/2022	1,200
8/24/2022	600
8/25/2022	3,000
8/26/2022	1,500
8/29/2022	500
8/31/2022	2,800
9/1/2022	1,900
9/2/2022	800
9/7/2022	1,900
10/3/2022	1,500
12/22/2022	1,400
12/23/2022	100
3/1/2023	78,400
3/9/2023	23,300
3/10/2023	29,900
3/13/2023	22,700
3/14/2023	9,700
3/15/2023	9,965
3/16/2023	15,000
3/17/2023	15,700

FCOI II (and Farallon General Partner, Farallon Capital Management, and the Farallon Owner Individuals by virtue of their relationship to FCOI II)

Trade Date	Amount Acquired (Sold)
3/29/2021	11,800
3/30/2021	104,900
4/16/2021	12,000
4/19/2021	17,897
4/20/2021	29,087
4/21/2021	28,116
4/22/2021	16,700
7/1/2021	(58,488)
7/2/2021	(57,940)
7/6/2021	(231,577)
7/7/2021	(129,821)
7/8/2021	(106,355)
7/9/2021	(29,462)
7/12/2021	(39,886)
Trade Date	Amount Acquired (Sold)
7/13/2021	(67,720)
7/14/2021	(33,127)
7/15/2021	(40,819)
7/16/2021	(11,715)
8/2/2021	(190,202)
8/3/2021	(176,709)
8/4/2021	(176,710)
9/1/2021	(105,800)
9/2/2021	(107,274)
9/3/2021	(107,874)
9/8/2021	(20,600)
9/9/2021	(20,600)
10/1/2021	(41,000)
10/4/2021	(55,300)
Trade Date	Amount Acquired (Sold)
10/5/2021	(61,600)
10/6/2021	(90,000)
10/7/2021	(89,000)
10/8/2021	(73,000)
11/1/2021	(30,500)
11/2/2021	(67,300)
11/3/2021	(67,300)
11/16/2021	35,900
12/13/2021	8,300
12/14/2021	15,900
1/3/2022	10,438
1/4/2022	10,038
1/6/2022	53,300
1/10/2022	44,200

27

Trade Date	Amount Acquired (Sold)
2/25/2022	73,100
3/10/2022	34,000
3/22/2022	8,700
3/23/2022	13,300
3/28/2022	(33,500)
3/29/2022	(78,200)
4/1/2022	(89,800)
4/5/2022	(26,400)
4/6/2022	40,100
4/8/2022	(26,600)
4/13/2022	19,950
4/14/2022	8,108
4/14/2022	(44,100)
4/18/2022	27,800
4/18/2022	(16,263)
4/19/2022	11,800
5/9/2022	18,100
5/10/2022	17,700
Trade Date	Amount Acquired (Sold)
5/18/2022	(99,400)
5/19/2022	79,500
5/26/2022	34,700
6/24/2022	(45,400)
6/27/2022	(15,400)
6/28/2022	(38,800)
6/29/2022	(36,500)
7/1/2022	(19,000)
7/5/2022	(15,400)
7/6/2022	(46,300)
7/7/2022	(22,100)
7/8/2022	(25,800)
7/12/2022	14,500
8/1/2022	9,900
8/2/2022	9,600
8/24/2022	6,800
8/25/2022	30,800
8/26/2022	15,700
Trade Date	Amount Acquired (Sold)
8/29/2022	5,300
8/31/2022	31,500
9/1/2022	22,500
9/2/2022	9,400
9/7/2022	21,800
10/3/2022	30,500
12/22/2022	9,300
12/23/2022	605
3/1/2023	631,100
3/9/2023	216,700
3/10/2023	283,000
3/13/2023	218,500
3/14/2023	88,200
3/15/2023	89,500
3/16/2023	134,900
3/17/2023	144,800

FCAMI (and Farallon General Partner, Farallon Capital Management, and the Farallon Owner Individuals by virtue of their relationship to FCAMI)

Trade Date	Amount Acquired (Sold)
3/29/2021	400
3/30/2021	4,100
4/16/2021	500
4/19/2021	600
4/20/2021	900
4/21/2021	1,100
4/22/2021	700
7/1/2021	(2,600)
7/2/2021	(2,600)
7/6/2021	(10,400)
7/7/2021	(5,900)
7/8/2021	(4,800)
7/9/2021	(1,300)
7/12/2021	(1,800)
7/13/2021	(3,000)
7/14/2021	(1,500)
7/15/2021	(1,800)
7/16/2021	(500)
8/2/2021	(8,600)
8/3/2021	(8,000)
8/4/2021	(8,000)
9/1/2021	(4,800)
9/2/2021	(4,800)
9/3/2021	(4,800)
9/8/2021	(900)
9/9/2021	(900)
10/1/2021	(1,822)
10/4/2021	(2,500)
10/5/2021	(2,800)
10/6/2021	(4,100)
10/7/2021	(4,000)
Trade Date	Amount Acquired (Sold)
10/8/2021	(3,300)
11/1/2021	(1,600)
11/2/2021	(3,000)
11/3/2021	(3,000)
11/16/2021	1,800
12/13/2021	400
12/14/2021	700
1/3/2022	600
1/4/2022	600
1/6/2022	3,100
1/10/2022	2,500
2/25/2022	3,100
3/10/2022	1,400
3/22/2022	300
3/23/2022	500
3/28/2022	(1,500)
3/29/2022	(3,600)
4/1/2022	(4,100)
4/5/2022	(1,200)
4/6/2022	1,600
4/8/2022	(1,200)
4/13/2022	800
4/14/2022	300
4/14/2022	(2,000)
4/18/2022	1,100
4/18/2022	(700)
4/19/2022	500
5/9/2022	1,300
5/10/2022	1,400
5/18/2022	(4,600)
5/19/2022	5,400
Trade Date	Amount Acquired (Sold)
5/26/2022	2,000
6/24/2022	(2,100)
6/27/2022	(700)
6/28/2022	(1,800)
6/29/2022	(1,700)
7/1/2022	(900)
7/5/2022	(700)
7/6/2022	(2,200)
7/7/2022	(1,000)
7/8/2022	(1,200)
7/12/2022	800
8/1/2022	600
8/2/2022	600
8/24/2022	300
8/25/2022	1,600
8/26/2022	800
8/29/2022	100
8/31/2022	1,600
9/1/2022	1,100
9/2/2022	500
9/7/2022	1,100
10/3/2022	900
12/22/2022	800
12/23/2022	100
3/1/2023	43,600
3/9/2023	12,900
3/10/2023	16,693
3/13/2023	12,700
3/14/2023	5,100
3/15/2023	5,200
3/16/2023	7,800
3/17/2023	8,399

28

FCIP V (and Farallon General Partner, Farallon Capital Management, FCIP V General Partner, and the Farallon Owner Individuals by virtue of their relationship to FCIP V)

Trade Date	Amount Acquired (Sold)
3/29/2021	1,000
3/30/2021	9,200
4/16/2021	1,000
4/19/2021	1,400
4/20/2021	1,800
4/21/2021	2,700
4/22/2021	1,200
7/1/2021	(4,700)
7/2/2021	(4,700)
7/6/2021	(18,800)
7/7/2021	(10,600)
7/8/2021	(8,600)
7/9/2021	(2,400)
7/12/2021	(3,200)
7/13/2021	(5,500)
7/14/2021	(2,700)
7/15/2021	(3,300)
7/16/2021	(900)
8/2/2021	(15,400)
8/3/2021	(14,300)
8/4/2021	(14,300)
9/1/2021	(8,600)
9/2/2021	(8,700)
9/3/2021	(8,800)
9/8/2021	(1,700)
9/9/2021	(1,700)
10/1/2021	(3,300)
10/4/2021	(4,500)
10/5/2021	(5,000)
10/6/2021	(7,300)
10/7/2021	(7,200)
10/8/2021	(5,900)
Trade Date	Amount Acquired (Sold)
11/1/2021	(2,900)
11/2/2021	(5,477)
11/3/2021	(5,477)
11/16/2021	3,800
12/13/2021	1,000
12/14/2021	1,800
1/3/2022	1,300
1/4/2022	1,300
1/6/2022	6,400
1/10/2022	5,400
2/25/2022	4,400
3/10/2022	2,200
3/22/2022	500
3/23/2022	700
3/28/2022	(2,800)
3/29/2022	(6,400)
4/1/2022	(7,400)
4/5/2022	(2,200)
4/6/2022	2,500
4/8/2022	(2,200)
4/13/2022	1,300
4/14/2022	500
4/14/2022	(3,600)
4/18/2022	1,800
4/18/2022	(1,300)
4/19/2022	800
5/9/2022	2,000
5/10/2022	2,100
5/18/2022	(8,200)
5/19/2022	8,700
5/26/2022	2,400
6/24/2022	(3,800)
Trade Date	Amount Acquired (Sold)
6/27/2022	(1,300)
6/28/2022	(3,200)
6/29/2022	(3,000)
7/1/2022	(1,600)
7/5/2022	(1,300)
7/6/2022	(3,800)
7/7/2022	(1,800)
7/8/2022	(2,100)
7/12/2022	2,300
8/1/2022	1,400
8/2/2022	1,500
8/24/2022	800
8/25/2022	3,800
8/26/2022	1,900
8/29/2022	600
8/31/2022	3,600
9/1/2022	2,600
9/2/2022	1,100
9/7/2022	2,400
10/3/2022	1,800
12/22/2022	1,800
12/23/2022	100
3/1/2023	96,100
3/9/2023	27,800
3/10/2023	35,900
3/13/2023	27,400
3/14/2023	11,600
3/15/2023	12,100
3/16/2023	18,051
3/17/2023	18,900

F5MI (and F5MI General Partner, Farallon Capital Management, and the Farallon Owner Individuals by virtue of their relationship to F5MI)

Trade Date	Amount Acquired (Sold)
3/29/2021	2,000
3/30/2021	17,800
4/16/2021	2,700
4/19/2021	4,200
4/20/2021	5,500
4/21/2021	5,900
4/22/2021	2,400
7/1/2021	(8,700)
7/2/2021	(8,600)
7/6/2021	(34,600)
7/7/2021	(19,400)
7/8/2021	(15,900)
Trade Date	Amount Acquired (Sold)
7/9/2021	(4,400)
7/12/2021	(5,900)
7/13/2021	(10,100)
7/14/2021	(5,000)
7/15/2021	(6,100)
7/16/2021	(1,700)
8/2/2021	(28,500)
8/3/2021	(26,400)
8/4/2021	(26,400)
9/1/2021	(15,800)
9/2/2021	(16,100)
9/3/2021	(16,100)
Trade Date	Amount Acquired (Sold)
9/8/2021	(3,100)
9/9/2021	(3,100)
10/1/2021	(6,100)
10/4/2021	(8,300)
10/5/2021	(9,200)
10/6/2021	(13,500)
10/7/2021	(13,300)
10/8/2021	(10,900)
11/1/2021	(5,388)
11/2/2021	(10,100)
11/3/2021	(10,100)
11/16/2021	10,800

29

Trade Date	Amount Acquired (Sold)
12/13/2021	1,900
12/14/2021	3,500
1/3/2022	2,800
1/4/2022	3,100
1/6/2022	16,100
1/10/2022	13,200
2/25/2022	10,800
3/10/2022	5,500
3/22/2022	1,300
3/23/2022	2,000
3/28/2022	(5,400)
3/29/2022	(12,500)
4/1/2022	(14,300)
4/5/2022	(4,200)
4/6/2022	6,600
4/8/2022	(4,216)
4/13/2022	3,400
4/14/2022	1,400
4/14/2022	(7,000)
4/18/2022	4,700
Trade Date	Amount Acquired (Sold)
4/18/2022	(2,600)
4/19/2022	2,000
5/9/2022	4,200
5/10/2022	4,300
5/18/2022	(16,000)
5/19/2022	17,900
5/26/2022	7,600
6/24/2022	(7,500)
6/27/2022	(2,600)
6/28/2022	(6,400)
6/29/2022	(6,000)
7/1/2022	(3,100)
7/5/2022	(2,591)
7/6/2022	(7,600)
7/7/2022	(3,600)
7/8/2022	(4,200)
7/12/2022	3,500
8/1/2022	2,100
8/2/2022	2,100
8/24/2022	1,300
Trade Date	Amount Acquired (Sold)
8/25/2022	5,800
8/26/2022	2,900
8/29/2022	900
8/31/2022	5,700
9/1/2022	4,000
9/2/2022	1,700
9/7/2022	4,000
10/3/2022	4,700
12/22/2022	3,600
12/23/2022	300
3/1/2023	177,800
3/9/2023	53,700
3/10/2023	69,900
3/13/2023	53,729
3/14/2023	22,000
3/15/2023	22,400
3/16/2023	33,400
3/17/2023	35,600

FHPM (and Farallon General Partner, Farallon Capital Management, FHPM General Partner, and the Farallon Owner Individuals by virtue of their relationship to FHPM)

Trade Date	Amount Acquired (Sold)
7/1/2021	105,721
7/2/2021	104,664
7/6/2021	419,181
7/7/2021	235,208
7/8/2021	192,443
8/2/2021	317,609
8/3/2021	294,923
8/4/2021	294,924
9/1/2021	309,743
9/2/2021	314,437
9/3/2021	314,438
10/1/2021	17,041
10/4/2021	22,600
10/5/2021	26,062
10/6/2021	33,940
10/7/2021	37,380
10/8/2021	30,690
11/1/2021	22,309
11/2/2021	46,793
11/3/2021	46,794
11/16/2021	85,000
12/10/2021	59,000
12/13/2021	21,000
12/14/2021	39,000
1/3/2022	80,214
1/4/2022	80,214
1/6/2022	83,000
Trade Date	Amount Acquired (Sold)
1/10/2022	86,000
2/18/2022	51,000
2/25/2022	100,000
3/2/2022	71,000
3/10/2022	95,000
3/15/2022	175,000
3/18/2022	191,000
3/22/2022	74,800
3/23/2022	112,200
3/25/2022	69,000
3/28/2022	27,600
3/29/2022	64,400
4/5/2022	43,000
4/6/2022	44,000
4/8/2022	130,833
4/13/2022	22,000
4/14/2022	37,500
4/18/2022	23,024
4/19/2022	5,476
5/9/2022	51,000
5/10/2022	51,000
5/18/2022	(244,000)
5/19/2022	172,000
5/26/2022	83,000
6/24/2022	(112,000)
6/27/2022	(38,100)
6/28/2022	(95,900)
Trade Date	Amount Acquired (Sold)
6/29/2022	(90,000)
7/1/2022	(47,000)
7/5/2022	(38,091)
7/6/2022	(114,273)
7/7/2022	(18,200)
7/8/2022	(21,211)
7/12/2022	71,000
8/1/2022	36,000
8/2/2022	36,000
8/24/2022	25,900
8/25/2022	118,100
8/26/2022	41,300
8/29/2022	13,700
8/31/2022	84,000
9/1/2022	59,000
9/2/2022	25,000
9/7/2022	57,000
10/3/2022	62,000
12/22/2022	33,000
3/1/2023	2,539,978
3/9/2023	870,000
3/10/2023	1,128,780
3/13/2023	864,931
3/14/2023	355,267
3/15/2023	363,281
3/16/2023	547,903
3/17/2023	580,274

30

Caligan

Caligan IM (and Mr. Johnson by virtue of his control of Caligan IM)

Trade Date	Amount Acquired (Sold)
2/3/2023	46,875
2/6/2023	46,875
2/7/2023	46,875
2/8/2023	46,875
2/9/2023	46,875
2/10/2023	46,875
2/13/2023	46,875
Trade Date	Amount Acquired (Sold)
2/14/2023	46,875
2/15/2023	46,875
2/16/2023	46,875
2/17/2023	46,875
2/21/2023	46,875
2/22/2023	46,875
2/23/2023	46,875
Trade Date	Amount Acquired (Sold)
2/24/2023	46,875
2/27/2023	46,875
3/10/2023	20,000
3/13/2023	20,000
3/14/2023	20,000
3/15/2023	20,000
3/16/2023	20,000

31

IMPORTANT

Tell your Board what you think! YOUR VOTE IS VERY IMPORTANT, no matter how many or how few shares you own. Please give us your proxy “FOR” each of the Farallon Nominees and to “WITHHOLD” on the Opposed Company Nominee by taking three steps:

●	SIGNING the enclosed WHITE proxy card,

●	DATING the enclosed WHITE proxy card, and

●	MAILING the enclosed WHITE proxy card TODAY in the envelope provided (no postage is required if mailed in the United States).

If any of your shares are held in the name of a broker, bank, bank nominee or other institution, only it can vote your shares and only upon receipt of your specific instructions. Depending upon your broker or custodian, you may be able to vote by the Internet. You may also vote by signing, dating and returning the enclosed WHITE voting form in the postage-paid envelope provided.

After signing the enclosed WHITE proxy card, DO NOT SIGN OR RETURN THE COMPANY’S GOLD PROXY CARD UNLESS YOU INTEND TO CHANGE YOUR VOTE, because only your latest dated proxy card will be counted.

If you have previously signed, dated and returned a gold proxy card to the Company, you have every right to change your vote. Only your latest dated proxy card will count. You may revoke any proxy card already sent to the Company by signing, dating and mailing the enclosed WHITE proxy card in the postage-paid envelope provided or by voting by Internet. Any proxy may be revoked at any time prior to the Annual Meeting by delivering a written notice of revocation or a later dated proxy for the Annual Meeting to MacKenzie Partners or by voting in person at the Annual Meeting. Attendance at the Annual Meeting will not in and of itself constitute a revocation.

If you have any questions concerning this Proxy Statement, would like to request additional copies of this Proxy Statement or need help voting your shares, please contact our proxy solicitor:

MacKenzie Partners, Inc.

1407 Broadway, 27th Floor

New York, New York 10018

Shareholders Call Toll-Free: 1-800-322-2885

Email: proxy@mackenziepartners.com

32

PRELIMINARY COPY SUBJECT TO COMPLETION – DATED APRIL 21, 2023

PLEASE SUBMIT YOUR VOTE TODAY!

SEE REVERSE SIDE

FOR TWO EASY WAYS TO VOTE.

6TO VOTE BY MAIL, PLEASE DETACH PROXY CARD HERE AND SIGN, DATE, AND RETURN IN THE POSTAGE-PAID ENVELOPE PROVIDED6

Exelixis, Inc.

Proxy Card for 2023 Annual Meeting of Shareholders

Scheduled for [●], 2023 (the “Annual Meeting”):

THIS PROXY SOLICITATION IS BEING MADE BY Farallon Capital Partners, L.P. AND CERTAIN OF ITS AFFILIATES (COLLECTIVELY, “FARALLON,” “WE” OR “US”), CALIGAN PARTNERS LP AND CERTAIN OF ITS AFFILIATES (COLLECTIVELY, “CALIGAN”) AND Tomas J. Heyman, David e. Johnson AND Robert “Bob” Oliver, Jr. (THE “FARALLON NOMINEES”)

THE BOARD OF DIRECTORS OF EXELIXIS, INC. IS NOT SOLICITING THIS PROXY

W H I T E

The undersigned appoints Philip D. Dreyfuss, Robert Marese and Eleazer Klein, and each of them, attorneys and agents with full power of substitution to vote all shares of common stock of Exelixis, Inc., a Delaware corporation (the “Company”), that the undersigned would be entitled to vote at the Annual Meeting of shareholders of the Company scheduled to be held on [●], 2023 at [●] [Pacific] time, including at any adjournments or postponements thereof, with all powers that the undersigned would possess if personally present, upon and in respect of the instructions indicated herein, with discretionary authority as to any and all other matters that may properly come before the meeting or any adjournment, postponement or substitution thereof that are unknown to Farallon a reasonable time before this solicitation, subject to applicable law.

The undersigned hereby revokes any other proxy or proxies heretofore given to vote or act with respect to said shares, and hereby ratifies and confirms all action the herein named attorneys and proxies, their substitutes, or any of them may lawfully take by virtue hereof. This proxy will be valid until the sooner of one year from the date indicated on the reverse side and the completion of the Annual Meeting (including any adjournments or postponements thereof).

P R O X Y

None of the matters currently intended to be acted upon pursuant to this proxy are conditioned on the approval of other matters. No assurance can be given that the Company’s nominees will serve if elected with any of the Farallon Nominees.

IF THIS PROXY CARD IS SIGNED AND RETURNED, IT WILL BE VOTED IN ACCORDANCE WITH YOUR INSTRUCTIONS AND AS DETAILED BELOW AS APPLICABLE.

1.     IF YOU DO NOT MARK A VOTE ON ANY OF THE PROPOSALS ON THE WHITE PROXY CARD, THE NAMED PROXIES (LISTED ABOVE) WILL EXERCISE THEIR DISCRETION TO CAUSE YOUR PROXY TO BE VOTED “FOR” THE FARALLON NOMINEES AND TO “WITHHOLD” ON THE OPPOSED COMPANY NOMINEE AND THEY WILL EXERCISE THEIR DISCRETION TO CAUSE YOUR PROXY TO BE “FOR” PROPOSAL 2, “AGAINST” PROPOSAL 3 AND “1 YEAR” ON PROPOSAL 4. THE NAMED PROXIES WILL ALSO EXERCISE THEIR DISCRETION ON ANY OTHER MATTERS THAT MAY PROPERLY COME BEFORE THE ANNUAL MEETING, SUBJECT TO APPLICABLE LAW.

C A R D

 2.   YOU MAY VOTE “FOR” UP TO ELEVEN NOMINEES IN TOTAL: IF YOU VOTE ON AT LEAST ONE NOMINEE BUT FEWER THAN ELEVEN NOMINEES IN PROPOSAL 1, YOUR SHARES WILL ONLY BE VOTED “FOR” THOSE NOMINEES YOU HAVE SO MARKED. IF YOU VOTE “FOR” MORE THAN ELEVEN NOMINEES IN PROPOSAL 1, YOUR VOTES ON PROPOSAL 1 WILL BECOME INVALID AND NOT BE COUNTED AS VOTES CAST.

(continued and to be signed on the reverse side)

YOUR VOTE IS IMPORTANT

Please take a moment now to vote your shares of EXELIXIS, INC.

Common Stock for the upcoming Annual Meeting of Shareholders.

YOU CAN VOTE TODAY USING ANY OF THE FOLLOWING METHODS:

Submit your proxy by Internet

Please access https://www.cesvote.com/ (please note you must type an “s” after “http”). Then, simply follow the easy instructions on the voting site. You will be required to provide the unique Control Number printed below.

CONTROL NUMBER

You may vote by Internet 24 hours a day, 7 days a week.

Your Internet vote authorizes the named proxies to vote your shares in the same manner as if you had marked, signed and returned the WHITE proxy card from Farallon.

Submit your proxy by Mail Please complete, sign, date and return the WHITE proxy card in the envelope provided to: MacKenzie Partners, Inc., 1407 Broadway, 27th Fl., New York, New York 10018.

6TO VOTE BY MAIL, PLEASE DETACH PROXY CARD HERE AND SIGN, DATE AND RETURN IN THE POSTAGE-PAID ENVELOPE PROVIDED6

☒	Please mark vote as in this sample
Proposal 1 – Election of Directors for terms ending in 2024
Farallon recommends voting “FOR” each of the Farallon Nominees
Farallon Nominees
	FOR	WITHHOLD
Tomas J. Heyman	☐	☐
	FOR	WITHHOLD
David E. Johnson	☐	☐
	FOR	WITHHOLD
Robert “Bob” Oliver, Jr.	☐	☐

Farallon makes no recommendation on the Unopposed Company Nominees
Unopposed Company Nominees
	FOR	WITHHOLD		FOR	WITHHOLD
Maria C. Freire	☐	☐	George Poste	☐	☐
	FOR	WITHHOLD		FOR	WITHHOLD
Alan M. Garber	☐	☐	Julie Anne Smith	☐	☐
	FOR	WITHHOLD		FOR	WITHHOLD
Michael M. Morrissey	☐	☐	Jacqueline Wright	☐	☐
	FOR	WITHHOLD		FOR	WITHHOLD
Stelios Papadopoulos	☐	☐	Jack L. Wyszomierski	☐	☐

Farallon recommends to “WITHHOLD” on the Opposed Company Nominee

	FOR	WITHHOLD
Lance Willsey	☐	☐

Farallon recommends voting “FOR” Proposal 2, “AGAINST” Proposal 3 and “1 YEAR” on Proposal 4
	FOR	AGAINST	ABSTAIN
Proposal 2 – To ratify the selection by the Audit Committee of the Board of Directors of Ernst & Young LLP as the Company’s independent registered public accounting firm for the fiscal year ending December 29, 2023.	☐	☐	☐
	FOR	AGAINST	ABSTAIN
Proposal 3 – To approve, on an advisory basis, the compensation of the Company’s named executive officers.	☐	☐	☐
	1 YEAR	2 YEARS	3 YEARS	ABSTAIN
Proposal 4 – To indicate, on an advisory basis, the preferred frequency of shareholder advisory votes on the compensation of the Company’s named executive officers.	☐	☐	☐	☐

PLEASE SIGN, DATE AND PROMPTLY RETURN THIS PROXY CARD USING THE ENCLOSED ENVELOPE

ONLY VALID IF SIGNED AND DATED. Please sign EXACTLY as name appears hereon. If more than one owner, each should sign. When signing as attorney, executor, administrator, trustee or guardian, please give full title as such. If a corporation or partnership, please sign in full corporate or partnership name by authorized officer.

Signature [PLEASE SIGN WITHIN BOX]	Date

Signature (if jointly held) [PLEASE SIGN WITHIN BOX]	Date